5-82176

07049563

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C., 20549

FORM CB /A

SEC MAIL PROCESSING SECTION
RECEIVED
APR 0 4 2007
WASHINGTON, D.C.
185

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 7)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

United Grain Growers Limited
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Saskatchewan Wheat Pool Inc.
(Name of Person(s) Furnishing Form)

Limited Voting Common Shares
Series A Convertible Preferred Shares
(Title of Class of Subject Securities)

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Thomas W. Kirk
Corporate Secretary
Agricore United
CanWest Global Place
201 Portage Avenue
Winnipeg, Manitoba R3C 3A7
Phone: (204) 944-5411
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 24, 2006
(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Not Applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) of the Securities Act of 1933, as amended, is included in the document filed as Exhibit 1 to this Form.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Reports or Information Made Publicly Available in Connection with the Transaction but Not Disseminated to Security Holders

The following document is attached as an exhibit to this Form:

Exhibit No.	Description
1	Notice of Extension and Variation, dated April 3, 2007.

(2) Documents Incorporated by Reference into the Home Jurisdiction Documents

Not Applicable.

(3) Power of Attorney

Not Applicable.

PART III — CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed with the Securities and Exchange Commission (the "SEC"). Saskatchewan Wheat Pool Inc. will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SASKATCHEWAN WHEAT POOL INC.

Date: April 3, 2007

By: /s/ RAY DEAN
Name: Ray Dean
Title: General Counsel and Corporate Secretary

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor. Enquiries concerning the information in this document should be directed to Kingsdale at 1-866-301-3454 (toll free).

No securities regulatory authority in Canada or the United States has expressed an opinion about, or passed upon the fairness or merits of, the Offers or the accuracy or adequacy of the information contained in this document and it is an offence to claim otherwise.

***Information has been incorporated by reference in this Notice of Extension and Variation from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents of SWP incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of SWP at Saskatchewan Wheat Pool Inc., 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9 or by telephone at (306) 569-4525 and are also available electronically at www.sedar.com. For the purpose of the Province of Quebec, this Notice of Extension and Variation contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporate Secretary of SWP at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

SASKATCHEWAN WHEAT POOL INC.

POOL

Saskatchewan Wheat Pool Inc.

NOTICE OF EXTENSION AND VARIATION

in respect of its

OFFERS TO PURCHASE

all of the outstanding limited voting common shares

and

all of the outstanding Series A convertible preferred shares

of

UNITED GRAIN GROWERS LIMITED,

carrying on business as

AGRICORE UNITED

on the revised basis of

Cdn. $8.00 in cash and 0.95 of a common share of Saskatchewan Wheat Pool Inc. per limited voting common share for common shareholders who are not Eligible Holders (as defined herein)

For Eligible Holders, Cdn. $8.00 in cash for each Cash Fraction (as defined herein) of a limited voting common share and 0.95 of a common share of Saskatchewan Wheat Pool Inc. for each Share Fraction (as defined herein) of a limited voting common share

and

Cdn. $24.00 in cash per Series A convertible preferred share, plus any accrued and unpaid dividends to the date the Series A convertible preferred shares are taken up under the Preferred Share Offer

THE COMMON SHARE OFFER AND THE PREFERRED SHARE OFFER HAVE BEEN EXTENDED AND ARE NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON APRIL 19, 2007, UNLESS FURTHER EXTENDED OR WITHDRAWN. THE COMMON SHARE OFFER AND THE PREFERRED SHARE OFFER HAVE ALSO BEEN VARIED IN THE MANNER SET FORTH HEREIN.

On March 29, 2007, Saskatchewan Wheat Pool Inc. ("**SWP**" or the "**Offeror**") by notice delivered to Computershare Investor Services Inc. (the "**Depositary**"), extended and varied its offers dated November 24, 2006 (the "**Offers**") as previously extended and varied by the notice of extension and variation dated January 31, 2007 (the "**First Variation**") and the notice of extension and variation dated March 7, 2007 (the "**Second Variation**") to purchase all of the outstanding limited voting common shares (the "**AU Common Shares**") and Series A convertible preferred shares (the "**AU Series A Preferred Shares**" and, together with the AU Common Shares, the "**AU Shares**") of United Grain Growers Limited, carrying on business as Agricore United ("**Agricore**") to, among other things: (i) increase and revise the consideration offered for the AU Common Shares and (ii) extend the Offers until 5:00 p.m. (Toronto time) on April 19, 2007, unless further extended or withdrawn.

The Offers, as extended and varied, will be open for acceptance until 5:00 p.m. (Toronto time) on April 19, 2007, unless further extended or withdrawn.

Shareholders who have not already done so, but who now wish to accept an Offer should properly complete and execute the replacement Letter of Transmittal (printed on blue paper for AU Common Shares and green paper for AU Series A Preferred Shares) that accompanies this Notice of Extension and Variation, or a manually signed facsimile thereof, and deposit it, together with certificate(s) representing their AU Shares, in accordance with the rules and instructions in such replacement Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery described in Section 3 of the Original Offers (as defined herein), "Manner of Acceptance — Procedure for Guaranteed Delivery" using the replacement Notice of Guaranteed Delivery (printed on grey paper for AU Common Shares and pink paper for AU Series A Preferred Shares) that accompanies this Notice of Extension and Variation. If your AU Shares are held in an account with an investment dealer, stockbroker, bank, trust company or other nominee you should contact your representative if you wish to accept an Offer.

Shareholders may continue to accept an Offer by using the original Letter of Transmittal (printed on blue paper for AU Common Shares and green paper for AU Series A Preferred Shares) or the original Notice of Guaranteed Delivery (printed on grey paper for AU Common Shares and pink paper for AU Series A Preferred Shares) that accompanied the Circular dated November 24, 2006 or the replacement Letter of Transmittal (printed on blue paper for AU Common Shares and green paper for AU Series A Preferred Shares) or the replacement Notice of Guaranteed Delivery (printed on grey paper for AU Common Shares and pink paper for AU Series A Preferred Shares) that accompanied the First Variation dated January 31, 2007, in which case such Letters of Transmittal or such Notices of Guaranteed Delivery, as the case may be, shall be deemed to be amended to reflect the terms and conditions of the replacement Letter of Transmittal and replacement Notice of Guaranteed Delivery that accompany this Notice of Extension and Variation and of the Offers as amended and supplemented by the First Variation, the Second Variation and this Notice of Extension and Variation.

Questions and requests for assistance may be directed to Kingsdale Shareholder Services Inc. (the "Information Agent") at 1-866-301-3454.

Common Shareholders who are not Eligible Holders that have validly deposited (and not withdrawn) their AU Common Shares using the original Letter of Transmittal (printed on blue paper) and, if applicable, the original Notice of Guaranteed Delivery (printed on grey paper) that accompanied the Circular or using the replacement Letter of Transmittal (printed on blue paper) and, if applicable, the replacement Notice of Guaranteed Delivery (printed on grey paper) that accompanied the First Variation need take no further action to accept the Common Share Offer. Assuming that all of the conditions to the Common Share Offer are satisfied or waived, such Common Shareholders whose AU Common Shares are taken up and that have validly deposited (and not withdrawn) their AU Common Shares using such Letters of Transmittal and, if applicable, such Notices of Guaranteed Delivery will receive Cdn. $8.00 in cash and 0.95 of a common share of SWP per AU Common Share.

Preferred Shareholders who have validly deposited (and not withdrawn) their AU Series A Preferred Shares need take no further action to accept the Preferred Share Offer.

An Eligible Holder will be given the opportunity to obtain a tax deferral or "rollover" in respect of the portion of each AU Common Share that is being sold in return for 0.95 of a common share of SWP. An Eligible Holder means a Common Shareholder that has either (a) accepted the Common Share Offer by using the replacement Letter of Transmittal (printed on blue paper) that accompanies this Notice of Extension and Variation and not indicating in such Letter of Transmittal that the Common Shareholder is either (i) resident in Canada for purposes of the Tax Act and exempt from tax under Part I of the Tax Act, or (ii) not resident in Canada for purposes of the Tax Act; or (b) accepted the Common Share Offer under the replacement Letter of Transmittal that accompanied the First Variation and indicated in such Letter of Transmittal that the Common Shareholder was an "Eligible Holder" (as defined therein) and was requesting a Tax Election Package. See Section 18 of the Circular, as amended and varied, "Canadian Income Tax Considerations".

Common Shareholders who are Eligible Holders that have validly deposited (and not withdrawn) their AU Common Shares using the original Letter of Transmittal (printed on blue paper) and, if applicable, the original Notice of Guaranteed Delivery (printed on grey paper) that accompanied the Circular and wish to qualify as an Eligible Holder must withdraw their AU Common Shares by following the procedures set forth in Section 8 of the Original Offers, "Withdrawal of Deposited Securities" and properly complete and execute the replacement Letter of Transmittal (printed on blue paper) or the replacement Notice of Guaranteed Delivery (printed on grey paper) that accompanies this Notice of Extension and Variation and redeposit their AU Common Shares following the procedures set out herein and in Section 3 of the Original Offers, "Manner of Acceptance". See Section 18 of the Circular, as amended and varied, "Canadian Income Tax Considerations".

Common Shareholders who are Eligible Holders that have validly deposited (and not withdrawn) their AU Common Shares using the replacement Letter of Transmittal (printed on blue paper) and, if applicable, the replacement Notice of Guaranteed Delivery (printed on grey paper) that accompanied the First Variation and that have indicated in such replacement Letter of Transmittal that the Common Shareholder was an "Eligible Holder" (as defined therein) and was requesting a Tax Election Package need take no further action to accept the Common Share Offer. Assuming that all of the conditions to the Common Share Offer are satisfied or waived, such Common Shareholders whose AU Common Shares are taken up and who are Eligible Holders that have validly deposited (and not withdrawn) their AU Common Shares using such replacement Letters of Transmittal and, if applicable, such replacement Notices of Guaranteed Delivery will receive Cdn. $8.00 in cash for each Cash

Fraction of an AU Common Share and 0.95 of a common share of SWP for each Share Fraction of an AU Common Share. See Section 18 of the Circular, as amended and varied, ''Canadian Income Tax Considerations''.

U.S. Common Shareholders that wish to use the original Letter of Transmittal should indicate in Block E whether they are a ''non-qualified party'' (as defined herein). Any U.S. Common Shareholder who deposits AU Common Shares using an original Letter of Transmittal or a replacement Letter of Transmittal that does not indicate whether such U.S. Common Shareholder is a ''non-qualified party'' will be deemed to have certified that such U.S. Common Shareholder is not a ''non-qualified party''. See ''Notice to Shareholders in the United States''.

Questions and requests for assistance may be directed to Genuity Capital Markets (the ''**Dealer Manager**''), the Depositary or the Information Agent at their respective addresses and telephone numbers set forth at the end of this document. Additional copies of this Notice of Extension and Variation, the First Variation, the Second Variation, the Circular, the replacement Letters of Transmittal and the replacement Notices of Guaranteed Delivery may be obtained, without charge, upon request from the Depositary at its offices shown at the end of this document.

This Notice of Extension and Variation does not constitute an offer or a solicitation to any person in any jurisdiction in which any such offer or solicitation is unlawful. The Offers are not being made to, nor will deposits be accepted from, or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, SWP or its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offers to Shareholders in any such jurisdiction.

The Dealer Manager for the Offers is:

Genuity Capital Markets

April 3, 2007

The Information Agent for the Offers is:

KINGSDALE
SHAREHOLDER SERVICES INC.

The Exchange Tower
Suite 2950, Box 361
130 King Street West
Toronto, Ontario M5X 1E2

Toll Free: 1-866-301-3454 (North America)
Email: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Banks and Brokers Call Collect: 416-867-2272

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This transaction and these securities have not been approved or disapproved by any United States federal or state securities regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Offers and the Circular. Any representation to the contrary is unlawful.

The Offers are made for the securities of a foreign issuer and while the Offers are subject to applicable disclosure requirements in Canada, Shareholders should be aware that such requirements are different from those in the United States. Financial information included or incorporated by reference herein has been derived from publicly available financial statements which have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of U.S. companies.

The SWP Shares issuable pursuant to the Common Share Offer have not been and will not be registered or otherwise qualified for distribution under the laws of any jurisdiction other than the provinces and territories of Canada in which such offer is made. The SWP Shares offered pursuant to the Common Share Offer are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Rule 802 thereunder. No SWP Shares issuable pursuant to the Common Share Offer will be delivered in a foreign jurisdiction or to or for the account or for the benefit of any person who is or who appears to SWP, the Depositary or CDS to be a resident of any foreign jurisdiction unless it is established to the satisfaction of the Offeror, whose determination shall be final and binding, that the SWP Shares may be offered in such jurisdiction without further action by SWP either in reliance upon such exemption or on a basis otherwise acceptable to SWP in its sole discretion, and without subjecting SWP to any registration, reporting or similar requirements.

IN THE EVENT THAT SWP TAKES UP AU COMMON SHARES DEPOSITED PURSUANT TO THE COMMON SHARE OFFER, ALL COMMON SHAREHOLDERS WHO ARE "NON-QUALIFIED PARTIES" (AS DEFINED BELOW) SHALL HAVE THE SWP SHARES OTHERWISE DIRECTLY ISSUABLE TO THEM PURSUANT TO THE COMMON SHARE OFFER ISSUED INSTEAD ON THEIR BEHALF TO THE DEPOSITARY OR SUCH OTHER AGENT AS MAY BE DESIGNATED BY SWP (HEREINAFTER REFERRED TO AS A "SELLING AGENT") WHICH SHALL, AS AGENT FOR SUCH NON-QUALIFIED PARTIES, AS EXPEDITIOUSLY AS IS COMMERCIALLY REASONABLE THEREAFTER, SELL ALL SUCH SWP SHARES THROUGH THE FACILITIES OF THE TSX AND PAY THE NET PROCEEDS OF SUCH SALES, AFTER DEDUCTION OF COMMISSIONS AND ANY OTHER RELATED EXPENSES OR ANY APPLICABLE WITHHOLDING TAXES, TO SUCH NON-QUALIFIED PARTIES. "NON-QUALIFIED PARTIES" MEANS RESIDENTS OF THE JURISDICTIONS OF ARIZONA, ARKANSAS, COLORADO, CONNECTICUT, DELAWARE, FLORIDA, GEORGIA, GUAM, HAWAII, ILLINOIS, INDIANA, KENTUCKY, LOUISIANA, MARYLAND, MASSACHUSETTS, MINNESOTA, MISSISSIPPI, NEW JERSEY, NORTH CAROLINA, NORTH DAKOTA, OKLAHOMA, OREGON, PUERTO RICO, TENNESSEE, TEXAS, UTAH, WEST VIRGINIA, WISCONSIN AND WYOMING WHO DO NOT QUALIFY AS EXEMPT INSTITUTIONAL INVESTORS IN THEIR RESPECTIVE U.S. JURISDICTIONS.

ALL NON-QUALIFIED PARTIES MUST NOTIFY THEIR BROKER, FINANCIAL ADVISOR, FINANCIAL INSTITUTION OR OTHER NOMINEE THROUGH WHICH THEIR AU COMMON SHARES ARE HELD OF THEIR STATUS AS A "NON-QUALIFIED PARTY". FAILURE BY A NON-QUALIFIED PARTY TO INFORM THEIR BROKER, FINANCIAL ADVISOR, FINANCIAL INSTITUTION OR OTHER NOMINEE THROUGH WHICH THEIR AU COMMON SHARES ARE HELD OF THEIR STATUS AS A "NON-QUALIFIED PARTY" PRIOR TO THE EXPIRY TIME WILL BE DEEMED TO BE A CERTIFICATION THAT SUCH COMMON SHAREHOLDER IS NOT A RESIDENT OF A SUBJECT STATE OR IS SUCH A RESIDENT AND IS AN "INSTITUTIONAL INVESTOR" WITHIN THE MEANING OF THE SECURITIES LAWS AND REGULATIONS OF THE SUBJECT STATE OF WHICH IT IS A RESIDENT. ANY U.S. COMMON SHAREHOLDER WHO DEPOSITS AU COMMON SHARES USING AN ORIGINAL LETTER OF TRANSMITTAL OR REPLACEMENT LETTER OF TRANSMITTAL THAT DOES NOT INDICATE WHETHER SUCH U.S. COMMON SHAREHOLDER IS A "NON-QUALIFIED PARTY" WILL BE DEEMED TO BE A CERTIFICATION THAT SUCH U.S. COMMON SHAREHOLDER IS NOT A "NON-QUALIFIED PARTY".

All SWP Shares which the Selling Agent is required to sell will be pooled and sold as soon as practicable in transactions effected on the TSX. Thereafter, the Selling Agent will forward to each person whose SWP Shares have been sold a cheque in Canadian dollars in an amount equal to such person's pro rata interest in the proceeds of sale of all SWP Shares so sold by the Selling Agent (net of all applicable commissions, any other related expenses in respect of such sales and any applicable withholding taxes). In effecting the sale of any SWP Shares, the Selling Agent will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither SWP nor the Selling Agent will be liable for any loss arising out of any sale of such SWP Shares relating to the manner or timing of such sales, the prices at which SWP Shares are sold or otherwise. The sale price of SWP Shares sold on behalf of such persons will fluctuate with the market price of the SWP Shares and no assurance can be given that any particular price will be received upon any such sale. Common Shareholders who are resident in jurisdictions in which SWP Shares may not be lawfully delivered, and who desire certainty with respect to the price to be received for their AU Common Shares, may wish to consult their advisors regarding a sale of their AU Common Shares in the open market, through the TSX or otherwise, rather than tendering them pursuant to the Common Share Offer.

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that SWP is governed by the laws of Canada, that the majority of its officers and directors are non-residents of the United States, that the Dealer Manager, the Depository, the Information Agent and some of the experts named in the Circular are non-residents of the United States, and that all or a substantial portion of the assets of SWP and said persons are located outside the United States. The enforcement by Shareholders of civil liabilities under United States securities laws may also be affected adversely by the fact that the majority of Agricore's officers and directors are non-residents of the United States and that a substantial portion of the assets of Agricore and said persons may be located outside the United States. It may be difficult to compel a foreign company and its affiliates to subject themselves to the judgment of a United States court.

This document does not address any United States federal income tax consequences of the Offers to Shareholders in the United States. Shareholders in the United States should be aware that the disposition of AU Shares may have tax consequences both in the United States and in Canada, which may not be described, or fully described, herein. Accordingly, Shareholders in the United States should consult their own tax advisors with respect to their particular circumstances and the tax considerations applicable to them.

INFORMATION CONCERNING AGRICORE

As of the date hereof, SWP has not had access to the non-public books and records of Agricore. As a result, all historical information regarding Agricore contained herein, including all Agricore financial information and all pro forma financial information reflecting the pro forma effects of a combination of Agricore and SWP derived in part from Agricore's financial information, has been derived by necessity from Agricore's public reports and securities filings. SWP is not in a position to independently assess or verify the information in Agricore's publicly filed documents, including its financials statements. See Annex A of the Circular, as amended and varied, "Risk Factors — Risks Related to Agricore Acquisition — SWP has been unable to independently verify the reliability of the Agricore information in the Offers and accompanying Circular".

NON-GAAP FINANCIAL MEASURES

References in this Notice of Extension and Variation to ''EBITDA'' are to earnings before interest and securitization expenses, expenses associated with the redemption of the Senior Subordinated Notes, corporate taxes, amortization and discontinued operations, to ''Adjusted EBITDA'' are to EBITDA adjusted for certain items that management believes will be non-recurring in future periods and to annualize certain items that occurred subsequent to July 31, 2006, to ''net debt'' are to total debt less cash and cash equivalents and short-term investments and to ''adjusted net debt'' are to net debt adjusted for certain items management believes are necessary to achieve a basis for comparison consistent with that disclosed in the investor presentations of James Richardson International Limited and Ontario Teachers Pension Plan Board from February 2007. EBITDA and Adjusted EBITDA are not earnings measures recognized by Canadian generally accepted accounting principles (**''GAAP''**) and do not have standardized meanings prescribed by GAAP. Net debt and adjusted net debt are not leverage measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. EBITDA, Adjusted EBITDA, net debt and adjusted net debt may not be comparable to similar measures presented by other issuers. Investors are cautioned that these measures should not be construed as an alternative to net earnings or loss determined in accordance with GAAP as an indicator of performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. SWP uses EBITDA and Adjusted EBITDA as measures of operating performance.

FORWARD LOOKING STATEMENTS

Certain statements in the Offers and accompanying Circular, the First Variation, the Second Variation, and this Notice of Extension and Variation, including some of the information incorporated by reference, are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "will", "could", "except", "intend", "estimate", "plan", "anticipate", "expect", "believe", or "continue" or the negative thereof or similar variations. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Important factors that could cause actual results to differ materially from SWP's expectations include, among other things, general business and economic conditions and competition within the North American agricultural industry generally. Additional factors that could cause actual results to differ materially from expectations include, but are not limited to, those factors discussed under the heading "**Risk Factors**" in Annex A of the Circular, as amended and varied, including: any labour disruptions; dependence on key personnel; funding requirements; foreign exchange risk and counterparty risks in connection with foreign exchange and commodity hedging programs; credit risk in respect of customers of SWP; continued availability of credit facilities; environmental risks and unanticipated expenditures relating to environmental or other matters; weather conditions; crop production and crop quality in western Canada; producers' decisions regarding total seeded acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; Canadian grain export levels; competitive developments in connection with SWP's grain handling, agri-products, agri-food processing, and other operations; changes in the grain handling and agri-products competitive environments, including pricing pressures; international trade matters and global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union; world agricultural commodity prices and markets; changes in government policy and transportation deregulation; employee relations and collective bargaining agreements; and the SWP/GSU Pension Plan.

The following factors which, among others, relate to the business combination of SWP and Agricore, may cause actual results to differ materially from the forward-looking statements and include, but are not limited to: the market and listing for AU Shares; SWP's inability to independently verify the accuracy of Agricore's publicly disclosed information; change of control provisions in Agricore's agreements; regulatory approvals required in connection with the Offers; issues relating to the integration of SWP and Agricore; risks related to the Competition Bureau consent agreement and non-completion of SWP's transaction with Cargill Limited; financial leverage; disease and other livestock industry risks; and acceptance of genetically modified foods.

All forward-looking statements should, therefore, be construed in light of such factors. SWP cautions that the list of factors is not exhaustive.

Although SWP believes the assumptions inherent in forward-looking statements contained in the Circular, the First Variation, the Second Variation, this Notice of Extension and Variation and the documents incorporated by reference are reasonable, undue reliance should not be placed on these statements, which only apply as of the date hereof. In addition to other assumptions identified herein, assumptions have been made regarding, among other things: western Canadian crop production and quality in 2006 and subsequent crop years; the volume and quality of grain held on farm by producer customers; movement and sales of board grains by the Canadian Wheat Board; demand for and supply of non-Canadian Wheat Board grains; the ability to maintain existing customer contracts and relationships; agricultural commodity prices; general financial conditions for western Canadian agricultural producers; demand for seed grain, fertilizer, chemicals and other agri-products by SWP's customers; market share of grain deliveries and agri-product sales that will be achieved by SWP; the extent of customer defaults in connection with credit provided by SWP or Farm Credit Canada in connection with agri-product purchases; demand for oat and malt barley products and the market share of sales of these products that will be achieved by SWP's subsidiaries; the impact of competition; environmental and reclamation costs; the ability to obtain and maintain existing financing on acceptable terms; and currency, exchange and interest rates.

SWP is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements contained in the Circular, the First Variation, the Second Variation, this Notice of Extension and Variation and the documents incorporated by reference, whether as a result of new information, future events or otherwise, except as required by applicable law.

TABLE OF CONTENTS

NOTICE OF EXTENSION AND VARIATION

April 3, 2007

TO: THE HOLDERS OF AU COMMON SHARES AND AU SERIES A PREFERRED SHARES OF AGRICORE

By notice delivered to the Depositary, SWP has extended the Expiry Date for the Offers and has varied (a) the Common Share Offer to purchase all of the outstanding AU Common Shares from, at the election of each Common Shareholder, (i) Cdn.$11.33 in cash per AU Common Share or (ii) 1.3601 common shares of SWP (the "SWP Shares") per AU Common Share, or (iii) any combination thereof, subject, in each case, to pro ration (the "**Pro Rated Consideration**") to Cdn.$8.00 in cash and 0.95 of an SWP Share per AU Common Share, and (b) the Preferred Share Offer to purchase all of the outstanding AU Series A Preferred Shares for Cdn.$24.00 in cash for each AU Series A Preferred Share, plus any accrued and unpaid dividends to the date the AU Series A Preferred Shares are taken up under the Preferred Share Offer; in each case upon the terms and subject to the conditions set forth in the Offers and Circular, the notice of extension and variation dated January 31, 2007 (the "**First Variation**"), the notice of extension and variation dated March 7, 2007 (the "**Second Variation**") and this Notice of Extension and Variation.

Except as otherwise set forth in this Notice of Extension and Variation and the replacement Letters of Transmittal and replacement Notices of Guaranteed Delivery that accompany this Notice of Extension and Variation, the terms and conditions previously set forth in the Offers and Circular, the First Variation, the Second Variation, the original Letters of Transmittal and the original Notices of Guaranteed Delivery that accompanied the Circular and the replacement Letters of Transmittal and replacement Notices of Guaranteed Delivery that accompanied the First Variation (collectively, the "**Original Offers**") continue to be applicable in all respects and this Notice of Extension and Variation should be read in conjunction with the Original Offers. Unless the context requires otherwise, terms not defined herein have the meanings set forth in the Original Offers. The term "Offers" as used in this Notice of Extension and Variation means the Original Offers, as amended by the First Variation, the Second Variation and this Notice of Extension and Variation. All currency amounts expressed herein, unless otherwise indicated, are expressed in Canadian dollars.

1. Increased and Revised Common Share Consideration

SWP has amended the Common Share Offer by increasing and revising the consideration from the Pro Rated Consideration to (a) Cdn.$8.00 in cash and 0.95 of an SWP Share per AU Common Share for Common Shareholders who are not Eligible Holders (as defined herein) or (b) Cdn.$8.00 in cash for each Cash Fraction (as defined herein) of an AU Common Share and 0.95 of an SWP Share for each Share Fraction (as defined herein) of an AU Common Share for Eligible Holders.

All references in the Original Offers to the Common Share Consideration are amended to reflect the foregoing changes. For greater certainty, SWP has varied the Original Offers by deleting Section 1 of the First Variation, "Revised Consideration for AU Common Shares".

Assuming that all of the conditions to the Common Share Offer are satisfied or waived, all Common Shareholders whose AU Shares are taken up under the Common Share Offer, including Common Shareholders who have already deposited their AU Common Shares to the Common Share Offer, will receive the increased and revised Common Share Consideration for their AU Common Shares.

2. Extension of the Common Share Offer and the Preferred Share Offer

SWP has extended the Expiry Date for the Common Share Offer and the Preferred Share Offer from April 11, 2007 to April 19, 2007, unless SWP further extends the period during which such Offers are open for acceptance pursuant to Section 6 of the Original Offers, "Extension, Variation or Change of the Offers". Accordingly, the definition of "Expiry Date" in the Original Offers is amended to read as follows:

"**Expiry Date**" means April 19, 2007, or such later date or dates to which either or both of the Offers may be extended from time to time by the Offeror in accordance with Section 6 of the Offers, "Extension, Variation or Change of the Offers".

3. Recent Developments

Competition Bureau Approval Received

On March 28, 2007, SWP entered into a consent agreement with the Competition Bureau (the "**Consent Agreement**"), eliminating significant regulatory uncertainty (see "Asset Purchase Agreement with Cargill Limited" and "Regulatory Approvals — Competition Act (Canada)" below).

SWP's Improved Common Share Offer and Willingness to Amend the Conditions of the Offers

On March 29, 2007, SWP announced that it has increased and revised the consideration offered for each AU Common Share. On the same day, SWP delivered a draft acquisition agreement (the "**SWP Acquisition Agreement**") to Agricore with terms and conditions (other than price) that are substantially identical to those contained in the acquisition agreement dated February 21, 2007 between Agricore, JRI and James Richardson & Sons, Limited ("**JRSL**") (the "**JRI Acquisition Agreement**"). Accompanying the SWP Acquisition Agreement was a letter indicating SWP's willingness to amend the Offers such that the conditions thereof would be substantially identical to those contained in the JRI Acquisition Agreement if Agricore would agree to be bound by the SWP Acquisition Agreement.

As at the date of this Notice of Extension, Agricore has announced that it is reviewing the revised Common Share Offer. If discussions and negotiations with Agricore commence with the result that the revised Common Share Offer is determined by the Board of Directors of Agricore to be a "superior proposal" under the JRI Acquisition Agreement, then, pursuant to the terms of the JRI Acquisition Agreement, Agricore will provide written notice to JRI that the Agricore Board of Directors has determined that it has received a superior proposal, together with a copy of the SWP Acquisition Agreement executed by SWP. JRI will have five business days from the time it receives the SWP Acquisition Agreement to offer to amend the terms of the JRI Acquisition Agreement. If JRI offers to amend the terms of the JRI Acquisition Agreement, the Agricore Board of Directors will review such offer to determine whether it would result in SWP's otherwise superior proposal ceasing to be a superior proposal. If the Agricore Board of Directors makes such a determination, Agricore will enter into an amended agreement with JRI. If JRI does not offer to amend the terms of the JRI Acquisition Agreement or the Agricore Board of Directors determines that the SWP proposal continues to be a superior proposal, Agricore will be entitled to enter into the SWP Acquisition Agreement.

Response to Bid by James Richardson International Limited

On February 21, 2007, Agricore entered into the JRI Acquisition Agreement providing for the acquisition of Agricore by JRI. Under the terms of the JRI Acquisition Agreement, JRI agreed to make an offer to acquire (i) all of the outstanding AU Common Shares for $6.50 in cash and 0.509 of a common share of the new combined entity per AU Common Share and (ii) all of the outstanding Agricore Series A Preferred Shares for $24.00 in cash plus any accrued and unpaid dividends per share. JRSL, the parent company of JRI, and Ontario Teachers' Pension Plan Board ("**OTPP**") have agreed to contribute approximately $125 million and $266 million of cash, respectively, to fund the cash portion of the consideration payable.

As disclosed by Agricore, pursuant to pre-existing contractual agreements between Agricore and Archer Daniels Midland Company ("**ADM**"), ADM, which holds approximately 28% of the outstanding AU Common Shares, is required to tender its shares to a *bona fide* takeover bid for all of the AU Common Shares, and to vote its AU Common Shares in favour of a *bona fide* proposed merger, amalgamation or arrangement proposal that has been recommended or accepted by Agricore's board of directors unless prior to expiry of such takeover bid, or before the date on which holders of AU Common Shares approve such a transaction, ADM makes a proposal to Agricore that the board of directors of Agricore has determined is more favourable than such takeover bid or transaction.

SWP understands that Competition Bureau approval has not been received in connection with the bid by James Richardson International Limited ("**JRI**") for Agricore and, as a result, SWP believes that ultimate timing and completion of the JRI bid for Agricore remains uncertain.

SWP is confident that its Offers provide better value to Agricore Shareholders than the offers contemplated in the JRI Acquisition Agreement for the following reasons:

(a) **Common Shareholders Receive Approximately $4.00 More Per AU Common Share**

SWP has increased and revised the Common Share Offer such that each Common Shareholder will receive Cdn.$8.00 in cash and 0.95 of an SWP Share per AU Common Share. SWP believes that the Common Share Offer is now, on a comparable basis, worth approximately $4.00 more per AU Common Share than the JRI offer based on Agricore and JRI's methodology to value the JRI proposal.

In addition to Common Shareholders receiving consideration worth an additional $4.00 for each AU Common Share, they will also be receiving shares of an existing liquid public company with a proven track record.

The following table compares SWP's Common Share Offer to the JRI proposal, applying the same methodology that JRI publicly disclosed and used to value its proposal. A higher pro forma EBITDA multiple was assumed for SWP's proposal given SWP's superior liquidity and larger public float, SWP's historical multiple advantage relative to Agricore, SWP's lower relative leverage than the JRI proposal and the fact that control will reside in the market under the SWP transaction.

IMPLIED VALUE PER AU COMMON SHARE BASED ON AGRICORE/JRI METHODOLOGY

	SWP Proposal	JRI Proposal[1]
	(in $ million except trading multiple and per share information)	
Assumed Trading Multiple	**8.5x**	**7.5x**
Enterprise Value[2]	2,804	2,220
Equity Value[3]	2,195	1,489
Implied Value per Share[4]	$10.38	$14.32
Value to Agricore Common Shareholder		
Cash	$ 8.00	$ 6.50
Shares	$ 9.86	$ 7.29
Total Value per AU Common Share	**$17.86**	**$13.79**
Premium to JRI Proposal	**30%**	
Adjusted Net Debt/LTM Adjusted EBITDA (pre-synergies)	2.4x	3.1x

(1) JRI Proposal based on JRI/OTPP investor presentation dated February 2007 and February 21, 2007. The February 2007 presentation, as at March 29, 2007, is available on JRI's website, whereas the February 21, 2007 presentation was previously available on JRI's website.

(2) SWP Enterprise Value is calculated as the assumed trading multiple multiplied by pro forma latest twelve months ("**LTM**") Adjusted EBITDA of $330 million (including estimated synergies of $80 million).

(3) SWP Equity Value is calculated as SWP Enterprise Value less pro forma adjusted net debt of $609 million. Adjusted net debt includes certain estimated one-time costs at closing, redemption of AU Series A Preferred Shares, less divestiture proceeds and excess proceeds raised from the Public Offering, the Private Placement and the Second Public Offering (as defined herein). Debt is based on period end long-term debt and average short-term debt. Agricore debt of $525 million has been taken from JRI/OTPP investor presentations. See Annex A of the Circular, as amended, "Reconciliation of EBITDA, Adjusted EBITDA, EBIT, Adjusted EBIT to Net Earnings".

(4) Based on SWP Equity Value divided by 211.5 million fully diluted pro forma shares outstanding. The closing price of SWP Shares on March 29, 2007, prior to the announcement of the revised Offers, was $8.53. No assurance can be made as to the future trading prices of SWP Shares. See Section 1 of the Circular, as amended, "The Offeror — Price Range and Trading Volume of SWP Shares".

(b) **Liquidity**

SWP Shares are a superior currency to the shares that JRI is offering. Under the JRI offer, only 31 million shares of the combined company would be publicly held, excluding shares held by JRI and OTPP. These two companies would together hold approximately 71% of the new entity, leaving only 29% of the company's shares in the public market.

Under the SWP Offers, the combined company would have approximately 211 million publicly held shares with an estimated public float of approximately $2.0 billion. In addition, it is expected that SWP, which is current a member of the S&P/TSX Index (the "**Index**"), would form a larger component of the Index.

(c) **Private vs Public Control**

Under the JRI offer, JRI will retain a 50.5% stake in the new company, thereby removing control from the market. By contrast, under the SWP Offers, control would be in the market, with no institutional shareholder maintaining more than a 20% ownership stake in the combined company. Control would reside in the market, rather than with any one single shareholder.

(d) **Greater Savings from Synergies and Tax Losses**

SWP now expects to realize synergies of approximately $80 million in its combination with Agricore, 29% more than the JRI proposal, given SWP's relative degree of overlap with Agricore. In addition, while JRI has nominal tax losses, SWP has significant tax shelter to contribute to the new entity, which will result in incremental cash flow for the combined company.

(e) **Superior Assets**

SWP has a superior asset base compared to JRI, which will result in a stronger combined entity. For example, SWP maintains 96% more storage capacity than JRI. In addition, 20, or 48%, of SWP's grain elevators are the more efficient 100-car loaders, compared to only 31% for JRI, resulting in significantly higher average capacity per elevator for SWP. Furthermore, SWP has superior port assets to those of JRI. Upon completion of the SWP Offers, including the related transaction with Cargill Limited ("**Cargill**") (see "Asset Purchase Agreement with Cargill Limited" below), SWP will operate 100% of the Cascadia port terminal located in Vancouver's south shore (the "**Cascadia Port Terminal**") with annual throughput capacity of 6 million metric tonnes ("**mmt**"), together with Pacific Elevators Limited, which has an annual throughput capacity of 2 mmt. Port terminal capacity under a JRI/Agricore combination is uncertain because the JRI proposal still requires Competition Bureau review and approval.

SWP has world-class facilities in both its oat milling and malting business through its 100% ownership of Can-Oat Milling ("**Can-Oat**") and 42% owned Prairie Malt Limited ("**Prairie Malt**"). Can-Oat is the largest industrial oat miller in the world and operates three oat-milling operations — one in Alberta, one in Saskatchewan and one two-plant operation in Manitoba. Can-Oat recently completed a successful $12 million capital expansion project to increase its primary milling capacity to serve increasing demand from destination customers. Prairie Malt is the largest single site malting plant in the world. SWP has a strategic supply agreement with Prairie Malt and is a joint owner with Cargill Inc. A SWP/Agricore combination would have a more diversified asset base, with SWP's agri-food business complementing Agricore's focus on feed-based operations.

The SWP/Agricore transaction would also see the combination of SWP's and Agricore's highly innovative and complementary research and development programs in Western Canada, which offer top performing seed varieties targeted to the specific needs of Prairie producers.

(f) **Governance**

The board of directors of the combined JRI/Agricore entity would be comprised of 11 directors and effective control of that board would rest with the two control blocks held by JRI and OTPP who will have direct nomination and/or approval rights in respect of 9 of the 11 proposed directors, including the appointment of the JRI Chief Executive Officer of the combined company. Under the SWP Offers, shareholders of the combined entity will be entitled to elect all of the directors of the company.

SWP, through the Western Farm Leadership Council ("**WFLC**"), offers farmers from across Western Canada the opportunity to participate on the board of directors by putting forward four farm leaders for consideration by SWP's governance committee. WFLC is a producer-led organization funded by SWP that provides educational and training opportunities to help farmers maximize the value of their operations, while supporting producer innovation and leadership in prairie communities through professional development initiatives.

(g) **Timing**

The SWP Offers expire on April 19, 2007. SWP can move forward with confidence now that it has resolved major regulatory issues. JRI, on the other hand, has not yet mailed its offer documents and regulatory uncertainty remains as it is still in discussions with regulatory authorities.

Asset Purchase Agreement with Cargill Limited

On March 28, 2007, SWP announced that it had received Competition Bureau approval and entered into the Consent Agreement with the Competition Bureau in connection with the Offers. The Consent Agreement requires the sale by SWP of nine country grain handling and marketing facilities and one Vancouver port terminal. The nine country grain handling and marketing facilities, which are currently owned by Agricore, are: (i) Davidson, Saskatchewan (grain handling/crop input); (ii) Kindersley, Saskatchewan (grain handling/crop input); (iii) Congress, Saskatchewan (grain handling/crop input); (iv) Vermilion, Alberta (grain handling); (v) Camrose, Alberta (grain handling/crop input), (vi) Blackie, Alberta (grain handling); (vii) Viking, Alberta (grain handling); (viii) Equity,

Alberta (grain handling); and (ix) Elva, Manitoba (grain handling/crop input). See "Regulatory Matters — Competition Act (Canada)" below.

In order to satisfy its obligations under the Consent Agreement, SWP entered into a definitive asset purchase agreement (the "**Cargill Agreement**") with Cargill. Pursuant to the Cargill Agreement, Cargill has agreed to purchase the nine country grain handling and marketing facilities slated for divestiture as well as 100% of SWP's Vancouver port terminal on the north shore (the "**North Shore Terminal**"). In consideration therefor, Cargill has agreed to sell to SWP its 50% ownership interest in the Cascadia Port Terminal, jointly operated with Agricore, which owns the remaining 50% interest, and to make an equalization payment to SWP of $70 million, plus amounts related to inventory held in the country grain handling facilities and other closing adjustments. Completion of the transactions contemplated by the Cargill Agreement (the "**Cargill Transaction**") is subject to the Offers being successful and other customary conditions to closing, including receipt by Cargill of consent from the applicable Minister under the *Investment Canada Act* and receipt by the parties of any applicable consents from the Vancouver Port Authority with respect to the effective assignment of the leases for the North Shore Terminal and Cascadia Port Terminal. Pursuant to the Consent Agreement, SWP cannot take up any AU Shares until SWP has obtained written confirmation from the Vancouver Port Authority that it will recommend to its board of directors that it grant such authorizations or consents required to complete the Cargill Transaction. See Annex A of the Circular, as amended, "Risk Factors — Compliance with the Competition Bureau Consent Agreement or Non-Completion of the Cargill Transaction". The closing of the Cargill Transaction is expected to occur 15 days following the date on which SWP acquires all of the outstanding AU Shares.

Pursuant to the Cargill Agreement and the Consent Agreement, SWP will be required to unwind its interim operating joint venture with JRI at the North Shore Terminal. Arrangements in this regard are subject to regulatory approval and SWP and JRI are currently operating the joint venture pursuant to an interim consent agreement between the Commissioner, JRI and SWP that has been registered with the federal Competition Tribunal. See Annex A of the Circular, as amended, "Risk Factors — Compliance with the Competition Bureau Consent Agreement or Non-Completion of the Cargill Transaction".

The Cascadia Port Terminal's maximum annual throughput capacity is approximately 6 mmt, while SWP's maximum throughput capacity at the North Shore Terminal is approximately 3 mmt. If the Offers are successful, SWP will operate 100 percent of the Cascadia Port Terminal, together with Pacific Elevators Limited, which has an annual throughput capacity of 2 mmt. SWP and Cargill have also agreed to enter into a five-year terminal handling agreement under which Cargill will handle, through its newly acquired port facility, up to 700,000 metric tonnes annually of SWP originated products. Cargill will pay SWP a handling fee for each tonne handled. The terminal handling agreement may at Cargill's option be extended for up to 600,000 metric tonnes annually for an additional five year period. SWP believes that the increased throughput capacity at the Cascadia Port Terminal will be sufficient to compensate for the loss of throughput capacity from the sale of the North Shore Terminal and the completion of the Cargill Transaction will therefore have no material adverse impact on SWP's operations.

Cargill has agreed to offer employment, on terms substantially similar to those currently in place, to all Agricore employees who work at the country elevator locations that will be sold, as well as to employees who work at SWP's North Shore Terminal operation. No changes are anticipated for Cascadia employees.

The Consent Agreement and the Cargill Agreement will be made electronically available at www.sedar.com by the time of the filing of the final short-form prospectus in respect of the Second Public Offering.

Bought Deal

On March 29, 2007, SWP announced a $275 million public subscription receipt offering on a bought deal basis through Genuity Capital Markets, TD Securities Inc. and National Bank Financial Inc. (the "**Underwriters**") at a price of $8.10 per subscription receipt (the "**Second Public Offering**").

Pursuant to the Second Public Offering, SWP will issue 34,000,000 subscription receipts (the "**Additional Offered Subscription Receipts**") of SWP for gross proceeds of $275,400,000. Each Additional Offered Subscription Receipt will entitle the holder, on the exchange thereof, to receive, without payment of additional consideration or further action, one SWP Share upon the earlier to occur, at or before 5:00 p.m. (Toronto time) on May 31, 2007 of (i) the initial take-up by SWP of AU Common Shares under the Common Share Offer or (ii) the receipt by SWP of a final order of a court of competent jurisdiction (a "**Final Order**") approving an arrangement involving SWP, Agricore and the Common Shareholders under applicable corporate law, pursuant to which, among other things, SWP will acquire all of the issued and outstanding AU Common Shares (an "**Arrangement**").

SWP has also granted an over-allotment option to the Underwriters, exercisable in whole or in part for a period of 30 days from the closing of the Second Public Offering, to purchase up to an additional 5,100,000 Additional Offered Subscription Receipts at the issue price of $8.10 per Additional Offered Subscription Receipt solely to cover over-allotments, if any, and for market stabilization purposes.

The expenses of the Second Public Offering, not including the Underwriters' fee, are estimated to be $800,000 and are payable by SWP. The aggregate Underwriters' fee of $11,016,000 (4% of the gross proceeds received in respect of each Additional Offered Subscription Receipt) will be payable in consideration of the services performed by the Underwriters in connection with the Second Public Offering. Upon the closing of the Second Public Offering, half of the Underwriters' fee, being 2% of the gross proceeds of the Second Public Offering (the "**Additional Escrowed Funds**"), together with any expenses of the Underwriters incurred in connection with the Second Public Offering, will be paid by SWP to the Underwriters from cash on hand. The other half of the Underwriters' fee, representing an additional 2% of the gross proceeds of the Second Public Offering, is payable upon release of the Additional Escrowed Funds by Computershare Trust Company of Canada, as escrow agent (the "**Escrow Agent**") under an agreement to be dated the date of closing of the Second Public Offering between SWP, the Underwriters and the Escrow Agent (the "**Second Subscription Receipt Agreement**") governing the terms of the Additional Offered Subscription Receipts, and is payable following the earlier to occur, at or before 5:00 p.m. (Toronto time) on May 31, 2007 of (i) the initial take-up by SWP of AU Common Shares under the Common Share Offer or (ii) the receipt by SWP of a Final Order approving an Arrangement. If SWP does not take-up AU Common Shares under the Common Share Offer or receive a Final Order approving an Arrangement, at or before 5:00 p.m. (Toronto time) on May 31, 2007, the portion of the Underwriters' fee held as part of the Additional Escrowed Funds will not be payable.

In the event that, at or before 5:00 p.m. on May 31, 2007 (i) SWP does not take-up AU Common Shares under the Common Share Offer or receive a Final Order approving an Arrangement, (ii) SWP terminates the Common Share Offer without announcing to the public, on or before such termination, its intention to proceed with an acquisition of AU Common Shares through an Arrangement, (iii) SWP announces to the public that it does not intend to proceed with the Common Share Offer without, on or before such public announcement, announcing that it intends to proceed with an acquisition of AU Common Shares through an Arrangement or (iv) SWP announces its intention to proceed with an acquisition of AU Common Shares through an Arrangement, and subsequently SWP terminates such Arrangement or otherwise announces its intention to no longer proceed with such Arrangement (any such event being referred to herein as a "**Termination Date Event**" and the date on which any such event occurs being referred to herein as the "**Termination Date**"), the Escrow Agent and SWP will return to holders of Additional Offered Subscription Receipts, on the third business day following the Termination Date, an amount equal to the offering price for the Additional Offered Subscription Receipts together with their *pro rata* share of the interest (if any) earned by the Escrow Agent on such amount, calculated from the date of the closing of the Second Public Offering to but not including the Termination Date (less applicable withholding tax, if any).

Closing of the Second Public Offering is expected to occur on or before April 19, 2007.

See Section 4 of this Notice of Extension and Variation, "Variation of Offers — Source of Offered Consideration".

Amendment to Subscription Receipt Agreement and Private Placement Subscription Receipt Agreement

Under the terms of the Subscription Receipt Agreement and the Private Placement Subscription Receipt Agreement in the event that SWP does not take-up AU Common Shares under the Common Share Offer at or before 5:00 p.m. (Toronto time) on April 30, 2007, the Escrow Agent and SWP are obligated to return to holders of Offered Subscription Receipts and Private Placement Subscription Receipts within three business days, an amount equal to the offering price for the Offered Subscription Receipts and the Private Placement Subscription Receipts together with their pro rata share of the interest (if any) earned on such amount (less applicable withholding taxes, if any).

In order to provide SWP with additional flexibility in respect of the Offers, in accordance with the terms of the Subscription Receipt Agreement and the Private Placement Subscription Receipt Agreement, SWP is seeking written consent of holders of Offered Subscription Receipts and Private Placement Subscription Receipts to make certain amendments to the Subscription Receipt Agreement and the Private Placement Subscription Receipt Agreement in order to make the terms of the Offered Subscription Receipts and Private Placement Subscription Receipts consistent with the Additional Offered Subscription Receipts, including an extension from 5:00 p.m. (Toronto time) on April 30, 2007 to 5:00 p.m. (Toronto time) on May 31, 2007 of the deadline by which such holders would otherwise be entitled to the return of the offering price of those subscription receipts together with their *pro rata* share of the interest (if any) earned on the proceeds of the Public Offering and the Private Placement. There can be no assurance that SWP will be able to obtain such written approval.

In order for these amendments to be approved, the written consent of the holders of over 50% of the Offered Subscription Receipts and holders of over 50% of the Private Placement Subscription Receipts must each be obtained. Pursuant to the terms of the Private Placement Subscription Receipt Agreement, Third Avenue Management LLC ("**Third Avenue**") has the authority to consent on behalf of the holders of the Private Placement Subscription Receipts and on April 3, 2007 Third Avenue provided such consent. In addition, pursuant to the terms of the Subscription Receipt Agreement and the Private Placement Subscription Receipt Agreement, Genuity Capital Markets and TD Securities Inc., as the underwriters of the Public Offering, and Genuity Capital Markets, on behalf of the agents of the Private Placement, must also consent to these amendments. The consents of Genuity Capital Markets and TD Securities Inc., as applicable, have been obtained by SWP. SWP is currently seeking the written approval of the holders of the Offered Subscription Receipts for these amendments. In the event that such written approval is not received by the holders of over 50% of the Offered Subscription Receipts, or if such other consents or other steps as are necessary or appropriate are not obtained or taken in order to effect such an extension under the Subscription Receipt Agreement and the Private Placement Subscription Receipt Agreement, the deadline in respect of the Offered Subscription Receipts will continue to be April 30, 2007.

Regulatory Approvals

The Offers are subject to the condition that all regulatory approvals shall have been received. SWP has received approval from the Competition Bureau as described below. All other significant applications and filings for regulatory approvals by SWP are proceeding as expected:

(a) **Competition Act (Canada)**

On March 28, 2007, SWP announced that it had entered into the Consent Agreement with the Competition Bureau in connection with the Offers. In its review of the Offers, the Competition Bureau undertook a comprehensive assessment of the competitive landscape in the western Canadian grain handing and marketing, agri-products, and port terminal business. To address issues identified by the Competition Bureau, the Consent Agreement requires the sale by SWP of nine country grain handling and marketing facilities and one Vancouver port terminal. In order to satisfy its obligations under the Consent Agreement, SWP has agreed to certain asset transfers with Cargill. See "Asset Purchase Agreement with Cargill Limited" above.

(b) **Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States)**

SWP is continuing discussions with the DOJ regarding issues affecting relatively small portions of SWP's business. SWP expects that it will be able to address those issues in a manner that will allow the Offers to proceed on a basis that will be acceptable to SWP.

(c) **Insurance Companies Act (Canada)**

On November 30, 2006, SWP submitted an application to OSFI in connection with SWP's indirect acquisition pursuant to the Offers of shares of Pool Insurance Company ("**PIC**"), which is regulated under the Insurance Act. As of the date of this Notice of Extension and Variation, SWP has not received approval from the Minister of Finance in connection with the PIC acquisition but SWP is confident that it will receive such approval prior to any take up of AU Shares.

(d) **U.S. Securities Law Exemption**

On March 26, 2007, the staff of the SEC confirmed that SWP is entitled to relief from the provisions of Rule 14e-5 under the *Securities Exchange Act of 1934* (United States) permitting SWP to purchase AU Shares, subject to certain conditions, which include the filing of a news release with the SEC following the making of any such purchases.

(e) **Vancouver Port Authority**

The Cargill Transaction is subject to Cargill and SWP obtaining any applicable consents from the Vancouver Port Authority with respect to the leases affected by the Cargill Agreement and the change of control of Agricore. SWP has agreed under the Consent Agreement not to take up any AU Shares until SWP has obtained written confirmation from the Vancouver Port Authority that it will recommend to its board of directors that it grant such authorizations or consents required for the completion of the Cargill Transaction. SWP has not received such approval and confirmation but SWP is confident it will receive such approval and confirmation prior to any take up of AU Shares. See Annex A of the Circular, as amended, "Risk Factors — Compliance with the Competition Bureau Consent Agreement or Non-Completion of the Cargill Transaction".

SWP/GSU Pension Plan

In fiscal 2006, SWP recorded a charge of $15 million in connection with a dispute involving potential obligations with respect to the SWP/Grain Services Union pension plan (the "**Plan**"). Due to events occurring in the second quarter of fiscal year 2007, management revisited the "Provision for Pension Settlement" relating to the Plan in SWP's second quarter of fiscal 2007 and recorded an additional charge of $5 million to reflect SWP's best estimate of the minimum cost to SWP of resolving the dispute. While there is uncertainty regarding the manner in which the dispute will ultimately be resolved, in the opinion of SWP's management it is likely that the minimum cost to SWP of resolving the dispute will be $20 million. There is a continuing risk that SWP may ultimately be held responsible for an increase in contributions beyond this $20 million provision.

On November 20, 2006, after reviewing further submissions from SWP and the Grain Services Union ("**GSU**"), OSFI issued a direction requiring SWP to make payments of deficiency arrears of $6.8 million before November 30, 2006 and ongoing quarterly instalments relating to the solvency deficiency of approximately $2.2 million as they fall due thereafter. OSFI and SWP are discussing the terms on which OSFI's direction may be stayed pending the outcome of legal proceedings. In addition, SWP is seeking judicial review of OSFI's direction and an order to terminate the Plan in the Federal Court of Canada. A formal valuation to be dated as at December 31, 2006 is being conducted to determine the extent of the solvency deficiency and is due to be filed with OSFI by June 30, 2007. SWP has received a preliminary estimate that the solvency deficiency is approximately $29 million as at December 31, 2006. See Annex A of the Circular, as amended, "Risk Factors — Risks Related to SWP's Business — SWP/GSU Pension Plan".

Grain Services Union Contract Conciliation

SWP is currently bargaining with the GSU on two separate collective agreements covering 529 employees in Country Services facilities across Saskatchewan and 149 employees at SWP's head office in Regina. Both collective agreements expired in January 2006.

The GSU filed for conciliation with the Federal Mediation and Conciliation Services ("**FMCS**") on February 5, 2007. The Minister of Labour appointed a Conciliation Officer on February 15, 2007. The Conciliation Officer must submit a written report to the Minister of Labour within 60 days of being appointed. The parties have met with the assistance of the Conciliation Officer and additional meetings are scheduled. The conciliation process could take up to 99 days commencing from the date the FMCS received the GSU's filing. If no agreement is reached between SWP and the GSU a work stoppage could occur at the conclusion of the conciliation process.

4. Variation of Offers

A. Notice to Shareholders in the United States

SWP has varied the Offers by deleting the section of the Original Offers entitled "Notice to Securityholders in the United States" and substituting therefor the section of this Notice of Extension and Variation entitled "Notice to Shareholders in the United States" above.

B. Information Concerning SWP

Amendment to Pro Forma Consolidated Financial Statements

Annex B of the Circular, as amended and varied, containing the pro forma consolidated balance sheet, pro forma consolidated statements of earnings (including notes thereto) and compilation report is deleted and replaced by Annex B of this Notice of Extension and Variation, which reflects updated information.

Capitalization Table

The disclosure contained under the heading "Capitalization" in Annex A of the Circular, as amended and varied, is deleted and replaced with the following, which reflects updated information:

The following table sets forth the consolidated capitalization of SWP (i) as at January 31, 2007, on an actual basis, (ii) as at January 31, 2007, as adjusted to give effect to the completion of the Private Placement, the Public Offering (including the exercise of the over-allotment option) and the Second Public Offering (excluding the potential exercise of the over-allotment option) assuming the exchange of the Private Placement Subscription Receipts, the Offered Subscription Receipts and the Additional Offered Subscription Receipts into SWP Shares (in each case, net of estimated offering expenses), and (iii) as at January 31, 2007, as adjusted to give effect to the completion of the Private Placement, the Public Offering and the Second Public Offering assuming the exchange of the Private Placement Subscription Receipts, the Offered Subscription Receipts (including the exercise of the over-allotment option) and the Additional Offered Subscription Receipts (excluding the potential exercise of the over-allotment option) into SWP Shares (in each case, net of estimated offering expenses) and the application of net proceeds of the Private Placement, the Public Offering and the Second Public Offering to, as well as the successful completion of, the Offers.

This table should be read in conjunction with SWP's consolidated financial statements and related notes incorporated by reference into the Circular, as amended, and Variation and the unaudited pro forma consolidated financial statements and related notes in Annex B of this Notice of Extension and Variation.

	As at January 31, 2007	As at January 31, 2007 after giving effect to the Private Placement, the Public Offering and the Second Public Offering(1)(3)(4)	As at January 31, 2007 after giving effect to the Private Placement, the Public Offering, the Second Public Offering and the Offers(2)(3)
		(unaudited, in thousands)	
Bank indebtedness	$ 1,560	$ 1,560	$ 332,578
Short-term borrowings	55,536	55,536	55,536
Members' demand loans	18,760	18,760	39,938
Long-term debt due within one year	3,171	3,171	336,930
Long-term debt	103,832	103,832	155,796
Total debt	182,859	182,859	920,778
Shareholders' Equity			
Share capital(5)	502,760	1,018,248	1,505,967
Contributed surplus	316	316	316
Retained earnings (deficit)	(37,981)	(50,957)	(54,457)
Total Shareholders' Equity	465,095	967,607	1,451,826
Total Capitalization	$647,954	$1,150,466	$2,372,604

(1) Reflects estimated net proceeds of $122,633,997, $109,888,640 and $263,584,000 for the Private Placement, the Public Offering and the Second Public Offering, respectively, based on the issuance of 15,753,086 Private Placement Subscription Receipts, 14,202,500 Offered Subscription Receipts (including the exercise of the over-allotment option) and 34,000,000 Additional Offered Subscription Receipts (excluding the potential exercise of the over-allotment option) for gross proceeds of $125,047,997, $115,040,250 and $275,400,000, respectively, less the respective Underwriters' fees of $1,914,000, $4,601,610 and $11,016,000 and the expenses of the Private Placement, the Public Offering and the Second Public Offering of $500,000, $550,000 and $800,000, respectively. The net proceeds of the Private Placement, the Public Offering and the Second Public Offering will be used to pay the cash portion of the purchase price of the Common Share Offer as well as expenses incurred by SWP in connection with the Offers and for general corporate purposes. The gross proceeds will be held in escrow until the initial take-up by SWP of AU Common Shares under the Common Share Offer or, in the case of the Additional Offered Subscription Receipts, until a Final Order approving an Arrangement is received. In the event that (i) SWP does not take-up AU Common Shares under the Common Share Offer at or before 5:00 p.m. (Toronto time) on April 30, 2007, or (ii) the Common Share Offer is terminated or SWP has otherwise publicly announced that it does not intend to proceed with the Common Share Offer, the Escrow Agent will return to holders of Offered Subscription Receipts the gross proceeds of the Public Offering together with their pro rata share of the interest (if any) earned by the Escrow Agent on such proceeds. In the event that a Termination Date Event occurs at or before 5.00 p.m. (Toronto time) on May 31, 2007, the Escrow Agent and SWP will return to holders of the Private Placement Subscription Receipts and Additional Offered Subscription Receipts the gross proceeds of the Private Placement and the Second Public Offering together with their pro rata share of the interest (if any) earned by the Escrow Agent on such proceeds.

(2) Reflects completion of the proposed acquisition of all of the AU Common Shares and the AU Series A Preferred Shares and the resulting issuance of approximately 57,176,971 SWP Shares pursuant to the Offers (including the issuance of 909,887 SWP Shares issued upon the exercise of certain outstanding Agricore options).

(3) Assumes that the 15,753,086 Private Placement Subscription Receipts, 14,202,500 Offered Subscription Receipts and 34,000,000 Additional Offered Subscription Receipts issued are exchanged into 63,955,586 SWP Shares.

(4) The Private Placement Subscription Receipts, Offered Subscription Receipts and Additional Offered Subscription Receipts will only be exchanged for SWP Shares in the event that the AU Common Shares are acquired pursuant to the Offers. Accordingly, this column should be read in conjunction with the information in the right hand column, which also gives effect to successful completion of the Offers as at January 31, 2007.

(5) An unlimited number of SWP Shares are authorized for issuance. At January 31, 2007 there were 90,250,764 SWP Shares issued and outstanding on an actual basis and approximately 211,383,321 SWP Shares issued and outstanding on a pro forma basis (as adjusted for (i) the successful completion of the Offers resulting in the issuance of 56,267,084 SWP Shares together with 909,887 SWP Shares issued upon the assumed exercise of certain outstanding Agricore options, and (ii) 63,955,586 SWP Shares issuable upon exchange of the 15,753,086 Private Placement Subscription Receipts, 14,202,500 Offered Subscription Receipts and 34,000,000 Additional Offered Subscription Receipts issued pursuant to the Private Placement, the Public Offering and the Second Public Offering, respectively).

Synergies

SWP is supplementing the disclosure in Section 5 of the Circular, "Benefits of the Combination — Pro rata Sharing of Synergies" with the following:

Following completion of the Competition Bureau's review of the Offers and the execution of the Cargill Agreement, SWP now believes that approximately $80 million of synergies are achievable by combining SWP and Agricore and completing the Cargill Transaction with the associated terminal exchange and related divestitures. SWP originally expected savings of approximately $60 million to be realized equally among its grain, agri-products and services divisions through the elimination of redundancies, implementation of efficiency improvements and reductions in overhead costs. SWP now expects to achieve an additional $20 million in savings primarily in the grain business. Additional truck, rail and vessel efficiencies are also expected and SWP has identified enhanced margin opportunities that will be achieved by employing its lower-cost operating model throughout the entire infrastructure and maximizing multi-car loading, merchandizing and transportation strategies.

C. Price Range and Trading Volume of SWP Shares

SWP has amended Section 1 of the Circular, "The Offeror — Price Range and Trading Volume of SWP Shares" by supplementing it with the following:

The SWP Shares are listed and posted for trading on the TSX. The following table sets forth, for the periods indicated, the high and low sale prices of the SWP Shares and the volume of trading on the TSX, as compiled by the TSX:

	High ($)	Low ($)	Volume #
2006-2007			
October 2006	7.96	6.88	5,866,112
November	7.70	6.85	10,158,319
December	8.91	7.57	9,923,145
January 2007	9.02	8.12	8,021,272
February	8.67	7.85	9,085,225
March	8.59	7.77	11,516,913
April 1 to April 2	8.50	8.26	674,504

D. Benefits of the Combination

SWP has amended Section 5 of the Circular "Benefits of the Combination" by deleting section (c) entitled "Superior Product Offerings and Expanded Distribution Systems" in its entirety and replacing it with the following:

(c) Superior Product Offerings and Expanded Distribution Systems

The combined business will be a leading Canadian agri-business with superior collection and logistics capability. One of the most important competitive factors for grain handlers is the ability to move commodities efficiently, in particular through 50 and 100 car trainloads. Approximately 43% of SWP's facilities are capable of loading 100 car trainloads and 25% are 50 car train loaders, while approximately 16% of Agricore's facilities will be 100 car train loaders and approximately 37% will be 50 car train loaders, assuming completion of the transactions contemplated by the Cargill Agreement. The efficiencies created by this combined logistic capability will be beneficial to both producers and shareholders of the combined entity. The ability to load multi-car loads is a strategic advantage. Rail companies offer grain handlers multi-car loading incentives to encourage the efficient movement of commodities through the system. Multi-car loads of 100 cars receive $7 per tonne while 50 cars receive $3 to $4 per tonne. A significant portion of these incentives are passed on to the producer in the form of trucking premiums to lower their cost of getting grain to market. Shareholders also benefit from increased inventory turns and lower operating costs. Combining the two operations will improve the logistics and transportation efficiency of the entire industry. This improvement is expected to result from the anticipated increased utilization of multi-car loading facilities for the combined entity, which SWP believes should improve railway car supply availability for the entire industry.

Both SWP and Agricore operate agri-product retail locations, with SWP primarily operating in Saskatchewan and Agricore having the majority of its operations in Alberta and Manitoba. Together they run approximately 300 sites. The industry is heavily competitive, with approximately 250 competitors at 1,000 locations Prairie-wide, including SWP and Agricore locations. Both companies have proprietary seed products and offer other high quality services and products including fertilizer and crop protection items. Together the two companies will be able to provide farmers with customized product offerings by bundling proprietary seed varieties, crop inputs, contracting opportunities with grain handling, marketing and transportation services.

SWP's agri-food processing business includes wholly-owned Can-Oat Milling, the largest industrial oat miller in the world, with operations in Portage la Prairie, Manitoba, Martensville, Saskatchewan and Barrhead, Alberta. SWP also has an interest in Prairie Malt Limited, located in Biggar, Saskatchewan, which processes barley into malt primarily for the brewing industry. These relationships provide SWP and its farm customers with access to demand within the higher margin value-added food processing industry. Agricore is engaged in the livestock services industry with the manufacture and marketing of livestock feed products. New demands are expected for Prairie grown commodities as a result of new ethanol production in Canada and the potential supply requirements for the biodiesel industry. If the two companies were to combine, they would benefit from each other's diversification strategies in value-added downstream processing.

E. Subsequent Acquisition Transaction

SWP is supplementing the disclosure in Section 17 of the Circular, "Acquisition of Securities Not Deposited Under the Offers — AU Common Shares", in Section 18 of the Circular, "Canadian Federal Income Tax Considerations — Securityholders Resident in Canada — Subsequent Acquisition Transaction" and in Section 18 of the Circular, "Canadian Federal Income Tax Considerations — Securityholders Not Resident in Canada — Subsequent Acquisition Transaction" with the following:

> If SWP and Agricore enter into the SWP Acquisition Agreement, any AU Common Shares not tendered to the Common Share Offer will be acquired by SWP and any AU Series A Preferred Shares not tendered to the Preferred Share Offer would be redeemed at a price of $24.00 plus any accrued and unpaid dividends in each case pursuant to a plan of arrangement under the provisions of the CBCA involving SWP and Agricore and its shareholders. See Section 18 of the Circular, as amended, "Canadian Federal Income Tax Considerations".

F. Reconciliation of EBITDA, Adjusted EBITDA, Net Debt and Adjusted Net Debt

The disclosure in Annex A of the Circular, "Reconciliation of EBITDA, Adjusted EBITDA, EBIT, Adjusted EBIT to Net Earnings" is supplemented with the following:

References in this Notice of Extension and Variation to "EBITDA" are to earnings before interest and securitization expenses, expenses associated with the redemption of the Senior Subordinated Notes, corporate taxes, amortization and discontinued operations, to "Adjusted EBITDA" are to EBITDA adjusted for certain items that management believes will be non-recurring in future periods and to annualize certain items that occurred subsequent to July 31, 2006, to "net debt" are to total debt less cash and cash equivalents and short-term investments and to "adjusted net debt" are to net debt adjusted for certain items management believes are necessary to achieve a basis for comparison consistent with that disclosed in the JRI/OTPP investor presentations from February 2007. EBITDA and Adjusted EBITDA are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Net debt and adjusted net debt are not leverage measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. EBITDA, Adjusted EBITDA, net debt and adjusted net debt may not be comparable to similar measures presented by other issuers. Investors are cautioned that these measures should not be construed as an alternative to net earnings or loss determined in accordance with GAAP as an indicator of performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. SWP uses EBITDA and Adjusted EBITDA as measures of operating performance.

The following table reconciles pro forma net earnings to pro forma EBITDA and Adjusted EBITDA for the combined company. This reconciliation should be read in conjunction with the unaudited pro forma financial statements and related notes in Annex B of this Notice of Extension and Variation.

	For the 12 months ended January 31, 2007[1]
	(in thousands)
Net earnings[1][2]	$ 40,096
Net recoveries from discontinued operations	(2,454)
Corporate tax expense[2]	33,850
Interest and securitization expenses[2][3]	65,053
Expenses associated with the redemption of the Senior Subordinated Notes	11,209
Amortization	87,733
EBITDA	235,487
Adjustments:	
Gain on sale of Lloydminster joint venture[4]	(2,399)
Actuarial adjustment to the hourly employees retirement plan[5]	(5,255)
Provision for pension settlement[6]	20,000
Agricore recovery on redundant assets[7]	(1,900)
Favourable recovery on legal settlement[8]	(3,833)
Agricore costs to defend SWP take-over bid[9]	2,825
Hi-Pro EBITDA estimate[10]	5,000
Adjusted EBITDA	$249,925

(1) Reflects the aggregate sum of the quarterly results for each of SWP and Agricore for each of the four quarters ended April 30, 2006; July 31, 2006; October 31, 2006 and January 31, 2007.

(2) Reflects the elimination of interest on Agricore's convertible debentures of $8.7 million and the related income tax expense of $2.9 million, if the conversion of the Agricore's convertible debentures had occurred as at February 1, 2006.

(3) Reflects reclassifications to conform to SWP's presentation, namely $2.5 million in carrying charge recoveries from the Canadian Wheat Board reclassed out of interest into sales and other operating revenues and a $2.2 million loss on settlement of swap reclassified into interest and securitization expenses.

(4) Reflects a gain from the sale of SWP's 50% interest in the Lloydminster joint venture.

(5) Reflects an actuarial adjustment relating to the Hourly Employees' Retirement Plan, which reduced salaries, wages and benefits expense.

(6) Reflects management's best estimate of the potential minimum cost to SWP of resolving the dispute regarding the Plan solvency deficiency.

(7) Reflects a release by Agricore of provisions originally established on the write-down of redundant assets and disclosed by Agricore in their October 2006 MD&A.

(8) Reflects a net settlement in SWP's favour of an outstanding legal matter.

(9) Reflects costs disclosed by Agricore in their January 31, 2007 financial statements.

(10) Reflects an estimate to annualize the EBITDA of Hi-Pro, the assets of which were purchased by Agricore on August 14, 2006.

The following table reconciles total debt and net debt, per the January 31, 2007 unaudited pro forma consolidated financial statements and related notes in Annex B of this Notice of Extension and Variation, to adjusted net debt.

	As at January 31, 2007[1][3] (in thousands)
Total debt per last column of capitalization table	$ 920,778
Cash and cash equivalents	85,724
Short-term investments	44,154
Total of cash and cash equivalents and short-term investments	129,878
Net debt per January 31, 2007 Pro Forma[1]	$ 790,900
Adjustments to net debt[2]:	
Short-term debt[3]	(140,564)
Reconcile Agricore short-term debt to JRI presentation[4]	18,070
Divestiture proceeds net of costs reflected in the January 31, 2007 pro forma accounts payable and accrued liabilities that may be payable near closing[5]	(59,406)
Adjusted net debt[2]	$ 609,000

(1) Total debt of $920.8 million less the total of cash and cash equivalents and short-term investments of $129.9 million.

(2) Reflects estimated adjustments made by SWP to achieve a basis for comparison consistent with that disclosed in the JRI/OTPP investor presentations dated February 2007 and February 21, 2007.

(3) Reflects an adjustment to reconcile to the average of the short-term borrowings of Agricore and SWP (excluding members' demand loans) in each of the last four quarters ended April 30, 2006; July 31, 2006; October 31, 2006 and January 31, 2007.

(4) Reflects an adjustment to reconcile Agricore debt to $525 million per the JRI/OTPP investor presentations.

(5) Reflects divestiture proceeds related to the Cargill Agreement of $70 million plus estimated amounts related to inventory held in the country grain handling facilities less an estimate of certain one-time costs that may be payable near closing.

G. *Canadian Federal Income Tax Considerations*

The disclosure in Section 18 of the Circular, as amended, ''Canadian Federal Income Tax Considerations'' under the heading ''Securityholders Resident in Canada — Exchange Pursuant to the Common Share Offer'' is deleted and replaced with the following:

Common Shareholders other than Eligible Holders

A Common Shareholder, other than an Eligible Holder, whose AU Common Shares are acquired by SWP pursuant to the Common Share Offer will be considered to have disposed of such AU Common Shares for purposes of the Tax Act. On such disposition, the Common Shareholder will realize a capital gain (or a capital loss) in respect of the AU Common Shares so disposed of to the extent that the proceeds of disposition received by the Common Shareholder for such AU Common Shares exceed (or are less than) the total of the adjusted cost base to the Common Shareholder of such AU Common Shares and any reasonable costs of disposition. In this case, a Common Shareholder's proceeds of disposition will be equal to the sum of the amount of cash received and the aggregate fair market value, at the time of acquisition, of the SWP Shares received on the exchange. The cost of the SWP Shares so acquired by the Common Shareholder will be the fair market value thereof at the time of the acquisition and will generally be averaged with the cost of other SWP Shares previously held by the Common Shareholder.

Eligible Holders

Pursuant to the terms of the Common Share Offer, each Eligible Holder will receive Cdn.$8.00 in cash for every Cash Fraction of an AU Common Share and 0.95 of an SWP Share for every Share Fraction of an AU Common Share. SWP believes this allocation to be reasonable; however, such allocation is not binding upon the CRA. If the foregoing allocation is ultimately changed, the tax consequences described below would have to be modified to take into account such variance.

Under the current administrative practices of the CRA, as set out in Interpretation Bulletin No. IT-450R:

(a) an Eligible Holder will be considered

(i) to have disposed of the Share Fraction of an AU Common Share for proceeds of disposition equal to the Share Fraction of the Eligible Holder's adjusted cost base of such AU Common Share determined immediately before the exchange, with the result that no capital gain or loss will be realized by the Eligible Holder on such disposition; and

(ii) to have acquired the 0.95 of an SWP Share at a cost equal to the Share Fraction of the Eligible Holder's adjusted cost base of the AU Common Share disposed of,

unless the Eligible Holder, in the income tax return for the taxation year in which the exchange occurs, includes in computing income any portion of the gain or loss otherwise determined on such exchange; in which case the Eligible Holder will be required to recognize a capital gain (or a capital loss) to the extent that the fair market value at the time of the exchange of the SWP Share exceeds (or is less than) the total of the Share Fraction of the Eligible Holder's adjusted cost base of the AU Common Share and any reasonable costs of disposition and the Eligible Holder will be considered to have acquired the SWP Share at a cost equal to the fair market value at the time of the exchange of the Share Fraction of the AU Common Share which will generally be averaged with the cost of other SWP Shares previously held by the Eligible Holder;

(b) an Eligible Holder will be considered to have disposed of the Cash Fraction of each AU Common Share for proceeds of disposition equal to $8.00 with the result that the Eligible Holder will realize a capital gain (or a capital loss) in respect of the Cash Fraction of the AU Common Share to the extent that such proceeds of disposition exceed (or are less than) the total of the Cash Fraction of the adjusted cost base of the AU Common Share held by such Eligible Holder and any reasonable costs of disposition; and

(c) an Eligible Holder who receives cash not exceeding $200 in lieu of a fractional share will have the option of recognizing the capital gain or capital loss on the disposition of the fractional share or, alternatively, of reducing the adjusted cost base of the SWP Shares acquired by the amount of cash so received.

An Eligible Holder will be given the opportunity to obtain a tax deferral or "rollover" in respect of the portion of each AU Common Share that is being sold in return for 0.95 of an SWP Share. An Eligible Holder means a Common Shareholder that has either (a) accepted the Common Share Offer by using the replacement Letter of Transmittal (printed on blue paper) that accompanies this Notice of Extension and Variation and not indicating in such Letter of Transmittal that the Common Shareholder is either (i) resident in Canada for purposes of the Tax Act and exempt from tax under Part I of the Tax Act, or (ii) not resident in Canada for purposes of the Tax Act; or (b) accepted the Common Share Offer under the replacement Letter of Transmittal that accompanied the First Variation and indicated in such Letter of Transmittal that the Common Shareholder was an "Eligible Holder" (as defined therein) and was requesting a Tax Election Package.

Common Shareholders who are Eligible Holders that have validly deposited (and not withdrawn) their AU Common Shares using the original Letter of Transmittal (printed on blue paper) and, if applicable, the original Notice of Guaranteed Delivery (printed on grey paper) that accompanied the Circular and wish to qualify as an Eligible Holder must withdraw their AU Common Shares by following the procedures set forth in Section 8 of the Original Offers, "Withdrawal of Deposited Securities" and properly complete and execute the replacement Letter of Transmittal (printed on blue paper) or the replacement Notice of Guaranteed Delivery (printed on grey paper) that accompanies this Notice of Extension and Variation and redeposit their AU Common Shares following the procedures set out herein and in Section 3 of the Original Offers, "Manner of Acceptance".

Common Shareholders who are Eligible Holders that have validly deposited (and not withdrawn) their AU Common Shares using the replacement Letter of Transmittal (printed on blue paper) and, if applicable, the replacement Notice of Guaranteed Delivery (printed on grey paper) that accompanied the First Variation and that have indicated in such replacement letter of Transmittal that the Common Shareholder was an "Eligible Holder" (as defined therein) and was requesting a Tax Election Package need take no further action to accept the Common Share Offer. Assuming that all of the conditions to the Common Share Offer are satisfied or waived, such Common Shareholders whose AU Common Shares are taken up and are Eligible Holders that have validly deposited (and not withdrawn) their AU Common Shares using such replacement Letters of Transmittal and, if applicable, such replacement Notices of Guaranteed Delivery will receive Cdn.$8.00 in cash for each Cash Fraction of an AU Common Share and 0.95 of an SWP Share for each Share Fraction of an AU Common Share.

The Offers are further amended by deleting the second and third sentences of the last paragraph in Section 18 of the Circular, "Canadian Federal Income Tax Considerations — Securityholders Resident in Canada — Redemption of AU Series A Preferred Shares".

G. Market Purchases

SWP has amended the Original Offers by making the following changes to the first paragraph of Section 9 of the Original Offers, as amended, "Market Purchases":

(a) "Subject to obtaining the requested relief described below," in the second sentence is deleted; and

(b) "SWP currently intends to seek such relief as may be" in the ninth sentence is deleted and replaced with "The SEC has confirmed that SWP is entitled to relief".

H. Source of Offered Consideration

The first paragraph in Section 14 of the Circular, as amended, "Source of Offered Consideration" is deleted in its entirety and replaced with the following:

> The Offeror will issue SWP Shares and cash to Common Shareholders who tender their AU Common Shares under the Common Share Offer. Fractional SWP Shares will not be issued.

Section 14 of the Circular, as amended, "Source of Offered Consideration" is further amended by deleting the following:

> Assuming that all Common Shareholders elect the Cash Alternative, the maximum amount of cash payable pursuant to the Common Share Offer is Cdn.$180.8 million. SWP intends to pay such cash component of the purchase price for AU Common Shares acquired under the Common Share Offer with net proceeds from the Public Offering and the Private Placement.

and substituting therefor the following:

> If all of the AU Common Shares that are issued and outstanding (on a fully diluted basis) as of February 19, 2007 (as disclosed in the JRI Acquisition Agreement) are tendered to the Common Share Offer and are taken up and paid for, the total cash consideration required to purchase such AU Common Shares would be approximately $481.5 million.

In addition, Section 14 of the Circular, "Source of Offered Consideration" is hereby supplemented as follows:

> SWP intends to pay the cash component of the purchase price for AU Common Shares acquired under the Common Share Offer with net proceeds from the Public Offering, the Private Placement and the Second Public Offering.

On March 29, 2007, SWP announced the Second Public Offering. Pursuant to the Second Public Offering, SWP will issue the Additional Offered Subscription Receipts for gross proceeds of $275,400,000. Each Additional Offered Subscription Receipt will entitle the holder, on the exchange thereof, to receive, without payment of additional consideration or further action, one SWP Share upon the earlier to occur, at or before 5:00 p.m. (Toronto time) on May 31, 2007, (i) the initial take-up by SWP of AU Common Shares under the Common Share Offer, or (ii) the receipt by SWP of a Final Order approving an Arrangement.

SWP has also granted an over-allotment option to the Underwriters, exercisable in whole or in part for a period of 30 days from the closing of the Second Public Offering, to purchase up to an additional 5,100,000 million Additional Offered Subscription Receipts at the issue price of $8.10 per Additional Offered Subscription Receipt.

On the closing of the Second Public Offering, half of the Underwriters' fee, being 2% of the Additional Escrowed Funds together with any reasonable expenses incurred by the Underwriters in connection with the Second Public Offering, will be paid by SWP to the Underwriters from cash on hand. The other half of the Underwriters' fee, being an additional 2% of the Additional Escrowed Funds, will be payable upon the release of the Additional Escrowed Funds by the Escrow Agent following the earlier to occur, at or before 5:00 p.m. (Toronto time) on May 31, 2007 of (i) initial take-up by SWP of AU Common Shares under the Common Share Offer or (ii) the receipt by SWP of a Final Order approving an Arrangement.

In the event that, at or before 5:00 p.m. on May 31, 2007 a Termination Date Event occurs, the portion of the Underwriters' fee held as part of the Additional Escrowed Funds will not be payable to the Underwriters.

Closing of the Second Public Offering is expected to occur on or before April 19, 2007.

The Second Public Offering is subject to customary market closing conditions and termination provisions for bought deals. Any Underwriter is entitled, at its option, to terminate its obligations under the Second Public Offering, if at any time prior to its completion: (i) there should occur any material change or any change in any material fact in respect of SWP and its subsidiaries taken as a whole or of Agricore and its subsidiaries taken as a whole, which results in or, in the opinion of that Underwriter, would be expected to have a significant adverse effect on the market price or value of the Additional Offered Subscription Receipts or the SWP Shares issuable on their exchange, (ii) (a) should there develop or occur any event, action, state, condition or major financial occurrence of national or international consequence or should any law or regulation come into effect, which in the opinion of that Underwriter seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of SWP and its subsidiaries, taken as a whole, or Agricore and its subsidiaries taken as a whole, (b) should trading in any securities of SWP be suspended or materially limited by the TSX or trading generally on the TSX be suspended or materially limited by the TSX or by order of any Canadian securities regulator or any other governmental authority, or (c) should a banking moratorium be declared by Canadian authorities, or (iii) should any proceeding be instituted, threatened or announced or any order be made by any court or other governmental authority in relation to SWP, or should there be any change of law, or the interpretation or administration thereof, which, in the reasonable opinion of that Underwriter, operates to prevent or restrict the distribution or trading of the Additional Offered Subscription Receipts or the SWP Shares issuable on their exchange.

The net proceeds from the Second Public Offering will be used to fund the increased cash portion of the purchase price under the Common Share Offer.

The gross proceeds will be held in escrow by the Escrow Agent under the Second Subscription Receipt Agreement and invested in short-term interest bearing or discount debt obligations of, or guaranteed by, the Government of Canada (or other approved investments) pending the earlier to occur, at or before 5:00 p.m. (Toronto time) on May 31, 2007 of (i) initial take-up by SWP of AU Common Shares under the Common Share Offer or (ii) the receipt by SWP of a Final Order approving an Arrangement.

In the event that, at or before 5:00 p.m. on May 31, 2007 a Termination Date Event occurs the Escrow Agent and SWP will return to holders of Additional Offered Subscription Receipts, within three business days following the Termination Date, an amount equal to the offering price for the Additional Offered Subscription Receipts together with their *pro rata* share of the interest (if any) earned by the Escrow Agent on such amount, calculated from the date of the closing of the Second Public Offering to but not including the Termination Date (less applicable withholding tax, if any).

SWP believes the possibility to be remote that, if the conditions of the Common Share Offer are satisfied or waived, SWP will be unable to pay for the AU Common Shares deposited due to a financing condition not being satisfied.

See Section 3 of this Notice of Extension, "Recent Developments — Bought Deal".

I. Glossary

SWP has varied the Offers by deleting the definition of "Cash Alternative", "Cash Electing Shareholder", "Consideration Alternative", "Maximum Cash Consideration", "Maximum Share Consideration", "Maximum Take-Up Date Cash Consideration", "Maximum Take-Up Date Share Consideration", "Share Alternative", "Share Electing Shareholder" and "Take-Up Date" from the glossary.

SWP has further varied the Offers by adding the following definitions to the glossary:

"**Additional Escrowed Funds**" means the gross proceeds of the Second Public Offering;

"**Additional Offered Subscription Receipts**" means the 34,000,000 subscription receipts to be issued pursuant to the Second Public Offering;

"**Cash Fraction**" means 0.447928;

"**Eligible Holder**" means a Common Shareholder that either (a) has not indicated in the replacement Letter of Transmittal that accompanies this Notice of Extension and Variation that the holder is either (i) resident in Canada for purposes of the Tax Act and exempt from tax under Part I of the Tax Act or (ii) not resident in Canada for purposes of the Tax Act; or (b) has indicated in the replacement Letter of Transmittal that accompanied the First Variation that the holder was an "Eligible Holder" (as defined therein) and was requesting a Tax Election Package.

"**Second Public Offering**" means the second subscription receipt offering on a bought deal basis through the Underwriters;

"**Second Subscription Receipt Agreement**" means the agreement to be dated the date of closing of the Second Public Offering between the SWP, Genuity Capital Markets (on behalf of the Underwriters) and the Escrow Agent; and

"**Share Fraction**" means (1 minus the Cash Fraction).

J. Risk Factors

The disclosure in Annex A of the Circular, "Risk Factors" is supplemented with the following:

Compliance with the Competition Bureau Consent Agreement or Non-Completion of the Cargill Transaction

The completion of the Cargill Transaction is subject to, among other things, (i) the Offers being successful; (ii) receipt of applicable consents from the Vancouver Port Authority with respect to the effective assignment of the leases for the North Shore Terminal and Cascadia Port Terminal and (iii) SWP having terminated its interim operating joint venture with JRI at the North Shore Terminal, and other customary conditions to closing, including receipt by Cargill of consent from the applicable Minister under the *Investment Canada Act*. Pursuant to the Consent Agreement, SWP cannot take up any AU Shares until SWP has obtained written confirmation from the Vancouver Port Authority that it will recommend to its board of directors that it grant such authorizations or consents required to complete the Cargill Transaction. There can be no assurance that SWP will obtain such written confirmation.

Pursuant to the Consent Agreement (entered into with the Competition Bureau in connection with the Offers), if SWP does not close the Cargill Transaction within 90 days of the date on which SWP has taken up any securities pursuant to the Offers, the trustee divestiture sale provisions set out in the Consent Agreement will apply unless the Commissioner in her sole discretion decides otherwise. Furthermore, if a trustee sale has not been completed within four months after a sale trustee has been appointed, or if the Commissioner is of the opinion that a trustee sale will not likely be completed prior to the expiry of the trustee sale period, the Commissioner may apply to the Competition Tribunal for such order as is necessary to effect an appropriate divestiture, including an order that other assets be offered for sale, or that additional steps be taken to effect such a divestiture. There can be no assurance that such an order, if one is required, will include terms that are commercially acceptable to SWP.

Pursuant to the Cargill Agreement and the Consent Agreement, SWP will be required to unwind its operating joint venture with JRI at the North Shore Terminal. Arrangements in this regard will be subject to regulatory approval and SWP and JRI are currently operating the joint venture pursuant to an interim consent agreement between the Commissioner, JRI and SWP that has been registered with the federal Competition Tribunal. There can be no assurance that SWP will be able to terminate this joint venture on terms that are commercially reasonable.

The Consent Agreement and the Cargill Agreement will be made electronically available at www.sedar.com by the time of the filing of the final short form prospectus in respect of the Second Public Offering.

The disclosure in Annex A of the Circular, as amended, "Risk Factors — Risks Related to SWP's Business — SWP/GSU Pension Plan" is amended by deleting the last two paragraphs thereof and replacing them with the following:

On November 20, 2006, after reviewing further submissions from SWP and the GSU, OSFI issued a direction requiring SWP to make payments of deficiency arrears of $6.8 million before November 30, 2006 and ongoing quarterly instalments relating to the solvency deficiency of approximately $2.2 million as they fall due thereafter. OSFI and SWP are discussing the terms on which OSFI's direction to SWP may be stayed pending the outcome of legal proceedings. SWP is seeking judicial review of OSFI's direction and an order to terminate the Plan in the Federal Court of Canada. SWP's position is that it is in compliance with all of its funding obligations in respect of the Plan, that it is not responsible for deficiency payments while the Plan remains ongoing, and that in the absence of an agreement with the GSU to amend the Plan to bring it into compliance with applicable pension legislation (which requires Plan terms to provide for funding in accordance with prescribed tests and standards for solvency) the Plan should be terminated.

In fiscal 2006, SWP recorded a charge of $15 million in connection with a dispute involving potential obligations with respect to the Plan. Due to events occurring in the second quarter of fiscal year 2007, management revisited the

"Provision for Pension Settlement" relating to the Plan in SWP's second quarter of fiscal 2007 and recorded an additional charge of $5 million to reflect SWP's best estimate of the minimum cost to SWP of resolving the dispute. While there is uncertainty regarding the manner in which this dispute will ultimately be resolved, in the opinion of SWP's management it is likely that the minimum cost to SWP of resolving the dispute will be $20 million. There is a continuing risk that SWP may ultimately be held responsible for an increase in contributions beyond this $20 million provision. A formal valuation to be dated as at December 31, 2006 is being conducted to determine the extent of the solvency deficiency and is due to be filed with OSFI by June 30, 2007. SWP has received a preliminary estimate that the solvency deficiency is approximately $29 million as at December 31, 2006.

The disclosure in Annex A of the Circular, "Risk Factors — Risks Related to Agricore Acquisition — Change of control provisions in Agricore's agreements triggered upon the acquisition may lead to adverse consequences" is deleted in its entirety and replaced with the following:

Agricore has indicated that it is a party to agreements that contain change of control provisions that will or may be triggered following the completion of the Offers. Based on the disclosure contained in the Agricore Directors' Circular, the operation of the change of control provisions in the agreements in respect of Agricore's senior debt, unless waived by the noteholders and lenders that are parties to such agreements, could result following the successful completion of the Offers, in Agricore having to repay up to $185 million, including related change of control payments in respect of its senior secured notes as well as any amounts outstanding under its senior revolving and term credit facilities (which amounts, as of October 31, 2006, totalled, according to Agricore, $201.1 million and US$49.9 million), all or a substantial portion of which may have to be repaid within 65 days of the successful completion of the Offers. Based on the disclosure contained in Agricore's unaudited financial statements, as at January 31, 2007, the amount of the change of control payments has been estimated by Agricore to be $33 million. There can be no assurance that SWP will be able to refinance Agricore's senior debt on terms that are equal to or better than Agricore's current terms or that it will be able to do so in the time frame required following the successful completion of the Offers. Failure to refinance Agricore's senior indebtedness on terms that are the same or better than Agricore's current terms in the time period required could adversely affect Agricore's operations and the financial condition of the combined company.

The operation of change of control provisions in other agreements in which Agricore, its subsidiaries or other persons in which Agricore owns an interest, if triggered, could result in unanticipated expenses or adversely affect Agricore's results of operations and financial condition following the consummation of the Offers. Unless these change of control provisions are waived by the other party, the operation of any of these provisions could adversely affect Agricore's operations and the financial condition of the combined company. As mentioned above, Agricore has to date refused SWP's requests for negotiations and has refused to give SWP access to its detailed accounting records or other non-public information, and there can be no assurance as to the existence or absence of such agreements or provisions, or the magnitude of payments or expenses or other adverse consequences, if any, which could result other than as set out in Agricore's Directors' Circular.

The disclosure in Annex A of the Circular, "Risk Factors — Risks Related to Agricore Acquisition — SWP has been unable to independently verify the reliability of the Agricore information in the Offers and accompanying Circular" is deleted in its entirely and replaced with the following:

All historical information regarding Agricore contained herein, including all Agricore financial information and all pro forma financial information reflecting the pro forma effects of a combination of Agricore and SWP derived in part from Agricore's financial information, has been derived by necessity from Agricore's public reports and securities filings. Any inaccuracy or material omission in Agricore's publicly available information, including the information about or relating to Agricore contained in the Offers and accompanying Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the two companies, or adversely affect the operational plans of the combined company and its results of operations and financial condition.

5. Withdrawal of Deposited Shares

Except as otherwise provided in Section 8 of the Original Offers, "Withdrawal of Deposited Securities", all deposits of AU Shares pursuant to the Offers are irrevocable.

6. Replacement Letters of Transmittal and Replacement Notices of Guaranteed Delivery

Shareholders who have not already done so, but who now wish to accept an Offer should properly complete and execute the replacement Letter of Transmittal (printed on blue paper for AU Common Shares and green paper for AU Series A Preferred Shares) that accompanies this Notice of Extension and Variation, or a manually signed facsimile thereof, and deposit it, together with certificate(s) representing their AU Shares, in accordance with the rules and instructions in such replacement Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery described in Section 3 of the Original Offers, "Manner of Acceptance — Procedure for Guaranteed Delivery" using the replacement Notice of Guaranteed Delivery (printed on grey paper for AU Common Shares and pink paper for AU Series A Preferred Shares) that accompanies this Notice of Extension and Variation. If your AU Shares are held in an account with an investment dealer, stockbroker, bank, trust company or other nominee you should contact your representative if you wish to accept an Offer.

Shareholders may continue to accept an Offer by using the original Letter of Transmittal (printed on blue paper for AU Common Shares and green paper for AU Series A Preferred Shares) or the original Notice of Guaranteed Delivery (printed on grey paper for AU Common Shares and pink paper for AU Series A Preferred Shares) that accompanied the Circular dated November 24, 2006 or the replacement Letter of Transmittal (printed on blue paper for AU Common Shares and green paper for AU Series A Preferred Shares) or the replacement Notice of Guaranteed Delivery (printed on grey paper for AU Common Shares and pink paper for AU Series A Preferred Shares) that accompanied the First Variation dated January 31, 2007, in which case such Letters of Transmittal or such Notices of Guaranteed Delivery, as the case may be, shall be deemed to be amended to reflect the terms and conditions of the replacement Letter of Transmittal and replacement Notice of Guaranteed Delivery that accompany this Notice of Extension and Variation and of the Offers as amended and supplemented by the First Variation, the Second Variation and this Notice of Extension and Variation.

Questions and requests for assistance may be directed to Kingsdale Shareholder Services Inc. (the "Information Agent") at 1-866-301-3454.

Common Shareholders who are not Eligible Holders that have validly deposited (and not withdrawn) their AU Common Shares using the original Letter of Transmittal (printed on blue paper) and, if applicable, the original Notice of Guaranteed Delivery (printed on grey paper) that accompanied the Circular or using the replacement Letter of Transmittal (printed on blue paper) and, if applicable, the replacement Notice of Guaranteed Delivery (printed on grey paper) that accompanied the First Variation need take no further action to accept the Common Share Offer. Assuming that all of the conditions to the Common Share Offer are satisfied or waived, such Common Shareholders whose AU Common Shares are taken up and that have validly deposited (and not withdrawn) their AU Common Shares using such Letters of Transmittal and, if applicable, such Notices of Guaranteed Delivery will receive Cdn.$8.00 in cash and 0.95 of an SWP Share per AU Common Share.

Preferred Shareholders who have validly deposited (and not withdrawn) their AU Series A Preferred Shares need take no further action to accept the Preferred Share Offer.

An Eligible Holder will be given the opportunity to obtain a tax deferral or "rollover" in respect of the portion of each AU Common Share that is being sold in return for 0.95 of an SWP Share. An Eligible Holder means a Common Shareholder that has either (a) accepted the Common Share Offer by using the replacement Letter of Transmittal (printed on blue paper) that accompanies this Notice of Extension and Variation and not indicating in such Letter of Transmittal that the Common Shareholder is either (i) resident in Canada for purposes of the Tax Act and exempt from tax under Part I of the Tax Act, or (ii) not resident in Canada for purposes of the Tax Act; or (b) accepted the Common Share Offer under the replacement Letter of Transmittal that accompanied the First Variation and indicated in such Letter of Transmittal that the Common Shareholder was an "Eligible Holder" (as defined therein) and was requesting a Tax Election Package.

Common Shareholders who are Eligible Holders that have validly deposited (and not withdrawn) their AU Common Shares using the original Letter of Transmittal (printed on blue paper) and, if applicable, the original Notice of Guaranteed Delivery (printed on grey paper) that accompanied the Circular and wish to qualify as an Eligible Holder must withdraw their AU Common Shares by following the procedures set forth in Section 8 of the Original Offers, "Withdrawal of Deposited Securities" and properly complete and execute the replacement Letter of Transmittal (printed on blue paper) or the replacement Notice of Guaranteed Delivery (printed on grey paper) that accompanies this Notice of Extension and Variation and redeposit their AU Common Shares following the procedures set out herein and in Section 3 of the Original Offers, ''Manner of Acceptance''.

Common Shareholders who are Eligible Holders that have validly deposited (and not withdrawn) their AU Common Shares using the replacement Letter of Transmittal (printed on blue paper) and, if applicable, the replacement Notice of Guaranteed Delivery (printed on grey paper) that accompanied the First Variation and that have indicated in such replacement letter of Transmittal that the Common Shareholder was an ''Eligible Holder'' (as defined therein) and was requesting a Tax Election Package need take no further action to accept the Common Share Offer. Assuming that all of the conditions to the Common Share Offer are satisfied or waived, such Common Shareholders whose AU Common Shares are taken up and who are Eligible Holders that have validly deposited (and not withdrawn) their AU Common Shares using such replacement Letters of Transmittal and, if applicable, such replacement Notices of Guaranteed Delivery will receive Cdn.$8.00 in cash for each Cash Fraction of an AU Common Share and 0.95 of an SWP Share for each Share Fraction of an AU Common Share.

U.S. Common Shareholders that wish to use the original Letter of Transmittal should indicate in Block E whether they are a ''non-qualified party''. Any U.S. Common Shareholder who deposits AU Common Shares using an original Letter of Transmittal or a replacement Letter of Transmittal that does not indicate whether such U.S. Common Shareholder is a ''non-qualified party'' will be deemed to have certified that such U.S. Common Shareholder is not a ''non-qualified party''. See ''Notice to Shareholders in the United States''.

7. Take Up and Payment for Deposited AU Shares

Upon the terms and subject to the conditions of the Offers, SWP will take up and pay for AU Shares validly deposited to the Offers and not withdrawn as set forth in Section 7 of the Original Offers, ''Payment for Deposited Securities''.

8. Amendments to Original Offers

The Original Offers are amended to the extent necessary to reflect the amendments contemplated by, and the information contained in, this Notice of Extension and Variation and the changes in the replacement Letters of Transmittal and replacement Notices of Guaranteed Delivery that accompany this Notice of Extension and Variation.

9. Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides shareholders of Agricore with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

CONSENT OF DELOITTE & TOUCHE LLP

We have read the Notice of Extension and Variation of Saskatchewan Wheat Pool Inc. (the "**Company**") dated April 3, 2007 to purchase all of the issued and outstanding limited voting common shares and Series A convertible preferred shares of United Grain Growers Limited, carrying on business as Agricore United. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Notice of Extension and Variation of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at July 31, 2006 and 2005 and the consolidated statements of earnings and retained earnings (deficit) and cash flows for each of the years in the two-year period ended July 31, 2006. Our report is dated October 4, 2006.

(Signed) Deloitte & Touche LLP
Chartered Accountants

Regina, Saskatchewan
April 3, 2007

APPROVAL AND CERTIFICATE OF THE OFFEROR

DATED: April 3, 2007

The contents of this Notice of Extension and Variation have been approved, and the sending, communication or delivery thereof to the holders of limited voting common shares and Series A convertible preferred shares of United Grain Growers Limited, carrying on business as Agricore United, has been authorized by the board of directors of Saskatchewan Wheat Pool Inc. The foregoing, together with the Offers and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offers or the securities to be distributed.

(Signed) MAYO M. SCHMIDT
President and Chief Executive Officer

(Signed) WAYNE CHEESEMAN
Chief Financial Officer

On behalf of the Board of Directors of Saskatchewan Wheat Pool Inc.

(Signed) TERRY BAKER
Director

(Signed) THOMAS S. CHAMBERS
Director

ANNEX B

SASKATCHEWAN WHEAT POOL INC.

PRO FORMA CONSOLIDATED BALANCE SHEET

As at January 31, 2007
(unaudited, Canadian $ in thousands)

	SWP	AU	Reclassify	AU	Adjustments	Note ref.	Pro Forma Consolidated
ASSETS							
Current Assets							
Cash and cash equivalents	$ 20,478	$ 89,246	$ —	$ 89,246	$ (24,000)	2(c)	$ 85,724
Cash in trust	30,830	—		—			30,830
Short-term investments	57,897	—		—	(26,783)	2(d)	44,154
					(11,502)	2(c)	
					1,766	2(a)	
					(19,890)	2(f)	
					8,668	2(a)	
					(481,490)	2(a)	
					125,048	2(a)	
					115,040	2(a)	
					275,400	2(a)	
Accounts receivable	152,399	191,322		191,322			343,721
Inventories	214,790	568,026		568,026			782,816
Prepaid expenses and deposits	40,628	17,333		17,333			57,961
Future income taxes	819	21,359		21,359			22,178
	517,841	887,286	—	887,286	(37,743)		1,367,384
Investments	4,788	—	21,028	21,028			25,816
Property, Plant and Equipment	259,975	652,824		652,824			912,799
Other Long-Term Assets	24,877	69,475	(21,028)	48,447	(4,200)	2(b)(ii)	45,607
					(8,677)	2(b)(iii)	
					(8,950)	2(b)(iv)	
					(5,890)	2(c)(f)	
Goodwill	—	33,858		33,858	(33,858)	2(b)(i)	503,471
					503,471	2(b)	
Intangible Assets	—	19,316		19,316			19,316
Future Income Taxes	102,551	13,991		13,991	27,300	2(c)	201,945
					6,406	2(f)	
					19,029	2(b)	
					(585)	2(a)	
					33,253	2(g)	
	$910,032	$1,676,750	$ —	$1,676,750	$ 489,556		$3,076,338
LIABILITIES & SHAREHOLDERS' EQUITY							
Current Liabilities							
Bank indebtedness	$ 1,560	$ 352,196	$(21,178)	$ 331,018	$ —		$ 332,578
Short-term borrowings	55,536	—		—			55,536
Members' demand loans	18,760	—	21,178	21,178			39,938
Accounts payable and accrued liabilities	229,788	344,100		344,100	58,600	2(c)	634,532
					2,044	2(e)	
Dividends payable	—	2,044		2,044	(2,044)	2(e)	—
Long-term debt due within one year	3,171	19,746		19,746	314,013	2(b)(v)	336,930
Future income taxes	—	1,417		1,417			1,417
	308,815	719,503	—	719,503	372,613		1,400,931
Long-Term Debt	103,832	330,228		330,228	35,749	2(b)(v)	155,796
					(314,013)	2(b)(v)	
Other Long-Term Liabilities	30,497	33,818		33,818			64,315
Future Income Taxes	1,793	1,677		1,677			3,470
	444,937	1,085,226	—	1,085,226	94,349		1,624,512
Shareholders' Equity							
Share capital	502,760	566,052		566,052	487,719	2(a)	1,505,967
					125,048	2(a)	
					115,040	2(a)	
					275,400	2(a)	
					8,668	2(a)	
					(22,088)	2(d)	
					(552,632)	2(e)	
Contributed surplus	316	2,151		2,151	(2,151)	2(e)	316
Accumulated other comprehensive income	—	(987)		(987)	987	2(e)	—
Retained earnings (deficit)	(37,981)	24,308		24,308	(24,308)	2(e)	(54,457)
					(16,476)	2(f)	
	465,095	591,524	—	591,524	395,207		1,451,826
	$910,032	$1,676,750	$ —	$1,676,750	$ 489,556		$3,076,338

SASKATCHEWAN WHEAT POOL INC.

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

For the year ended July 31, 2006
(unaudited, Canadian $ in thousands)

	SWP	3 Months AU	9 Months AU	AU	Reclassify	AU	Adjustments	Note ref.	Pro Forma Consolidated
Sales and Other Operating Revenues	$1,580,237	$565,894	$2,291,667	$2,857,561	$4,023	$2,861,584	$(233,119)	2(h)	$4,208,702
Cost of Sales and Expenses									
Cost of sales, operating and selling and administrative expenses	1,497,770	561,690	2,166,853	2,728,543		2,728,543	(233,119)	2(h)	3,992,896
							(298)	2(j)	
Amortization	27,727	15,033	42,724	57,757		57,757			85,484
Provision for pension settlement	15,000	—	—	—		—			15,000
	1,540,497	576,723	2,209,577	2,786,300	—	2,786,300	(233,417)		4,093,380
Earnings before the undernoted	39,740	(10,829)	82,090	71,261	4,023	75,284	298		115,322
Gain on disposal of assets	—	1,052	733	1,785	(1,785)	—			—
Financing Expenses:									
Interest and securitization expenses	21,054	11,830	39,830	51,660	2,238	53,898	(9,450)	2(i)	65,502
Expenses associated with the redemption of the Senior Subordinated Notes	11,209	—	—	—		—			11,209
Earnings Before Corporate Taxes	7,477	(21,607)	42,993	21,386	—	21,386	9,748		38,611
Corporate tax expense (recovery)	14,321	(8,612)	15,594	6,982		6,982	3,123	2(i)	24,524
							98	2(j)	
Earnings From Continuing Operations	(6,844)	(12,995)	27,399	14,404	—	14,404	6,527		14,087
Net Recoveries From Discontinued Operations	7,375	—	—	—		—			7,375
Net Earnings (Loss)	$ 531	$(12,995)	$ 27,399	$ 14,404	$ —	$ 14,404	$ 6,527		$ 21,462
Basic and Diluted Earnings (Loss) Per Share									
From Continuing Operations	$ (0.08)								$ 0.07
Net Earnings	$ 0.01								$ 0.10
Number of shares outstanding	90,251						121,133	2(a)	211,384
Weighted average shares outstanding	84,343						121,133	2(a)	205,476

SASKATCHEWAN WHEAT POOL INC.

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

For the six months ended January 31, 2007
(unaudited, Canadian $ in thousands)

	SWP	3 Months Ending Oct. 31 AU	3 Months Ending Jan. 31 AU	AU	Reclassify	AU	Adjustments	Note ref.	Pro Forma Consolidated
Sales and Other Operating Revenues	$789,498	$706,802	$709,748	$1,416,550	$3,517	$1,420,067	$(86,471)	2(h)	$2,123,094
Cost of Sales and Expenses									
Cost of sales, operating and selling and administrative expenses	760,320	690,980	701,399	1,392,379	2,825	1,395,204	(86,471)	2(h)	2,068,763
							(290)	2(j)	
Amortization	15,164	15,971	14,017	29,988		29,988			45,152
Provision for pension settlement	5,000	—	—	—		—			5,000
	780,484	706,951	715,416	1,422,367	2,825	1,425,192	(86,761)		2,118,915
Earnings before the undernoted	9,014	(149)	(5,668)	(5,817)	692	(5,125)	290		4,179
Gain on disposal of assets	—	1,678	504	2,182	(2,182)	—			—
Loss on settlement of swap	—	(2,170)	—	(2,170)	2,170	—			—
Takeover bid response costs	—	—	(2,825)	(2,825)	2,825	—			—
Financing Expenses:									
Interest and securitization expenses	5,807	12,983	14,563	27,546	1,335	31,051	(3,951)	2(i)	32,907
					2,170				
Earnings Before Corporate Taxes	3,207	(13,624)	(22,552)	(36,176)	—	(36,176)	4,241		(28,728)
Corporate tax expense (recovery)	406	(6,790)	(7,636)	(14,426)		(14,426)	1,306	2(i)	(12,618)
							96	2(j)	
Earnings From Continuing Operations	2,801	(6,834)	(14,916)	(21,750)	—	(21,750)	2,839		(16,110)
Net Recoveries From Discontinued Operations	—	—	—	—		—			—
Net Earnings (Loss)	$ 2,801	$ (6,834)	$(14,916)	$ (21,750)	$ —	$ (21,750)	$ 2,839		$ (16,110)
Basic and Diluted Earnings (Loss) Per Share									
From Continuing Operations	$ 0.03								$ (0.08)
Net Earnings	$ 0.03								$ (0.08)
Number of shares outstanding	90,251						121,133	2(a)	211,384
Weighted average shares outstanding	90,251						121,133	2(a)	211,384

SASKATCHEWAN WHEAT POOL INC.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, Canadian $ unless otherwise stated)

1. BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements (the "Statements") give effect to the proposed acquisition (the "Acquisition") by Saskatchewan Wheat Pool Inc. ("SWP") of all of the outstanding limited voting common shares (the "AU Common Shares") and all of the outstanding Series A convertible preferred shares (the "AU Series A Preferred Shares") of United Grain Growers Limited, carrying on business as Agricore United ("AU"), the private placement and public offering of subscription receipts (the "Class 1 Subscription Receipts") announced on January 25, 2007 and January 26, 2007 (including the exercise of the over-allotment option) and the public offering of subscription receipts (the "Class 2 Subscription Receipts") announced on March 29, 2007 as if they had occurred as at January 31, 2007 for the purposes of the pro forma consolidated balance sheet and as at August 1, 2005 for the purposes of the pro forma consolidated statement of earnings. The Statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

The unaudited pro forma consolidated balance sheet as at January 31, 2007 and the unaudited pro forma consolidated statement of earnings for the six months ended January 31, 2007 and for the year ended July 31, 2006 have been prepared using the following information:

a) unaudited interim consolidated financial statements of SWP as at and for the six months ended January 31, 2007;

b) audited consolidated financial statements of SWP as at and for the year ended July 31, 2006;

c) unaudited interim consolidated financial statements of AU as at and for the three months ended January 31, 2007;

d) unaudited interim consolidated financial statements of AU as at and for the three months ended October 31, 2006;

e) audited consolidated financial statements of AU as at and for the year ended October 31, 2006;

f) unaudited interim consolidated financial statements of AU as at and for the three months ended October 31, 2005;

g) unaudited interim consolidated financial statements of AU as at and for the nine months ended July 31, 2006; and

h) such other supplementary information as was considered necessary to reflect the Acquisition in the Statements.

The information relating to AU included in the Statements was taken from publicly available documents. Management did not have access to the detailed records of AU in preparing the Statements. As a result, the pro forma adjustments and Statements may differ from the financial statements that would have been compiled and presented if management had access to all pertinent information.

For the purposes of the Statements, the purchase method of accounting has been used for the Acquisition described above. Accordingly, the excess of the purchase price over the estimated fair value of the net assets acquired has been allocated to goodwill. The Statements do not include the anticipated financial benefits from such items as cost savings arising from the Acquisition nor do the Statements include the portion of the restructuring and integration costs to be incurred by SWP. Certain elements of the AU consolidated balance sheet, including AU's investments which are included with other long-term assets and AU's member demand loans which are included in bank indebtedness, have been reclassified to conform to the presentation used by SWP. Certain elements of the AU consolidated statement of earnings have been reclassified to conform to the presentation used by SWP including the Gain on disposal of assets and the Canadian Wheat Board carrying charge recovery, which have been reclassified to Sales and Other Operating Revenues, Takeover bid response costs, which have been reclassified to Cost of sales, operating and selling and administration expenses, and the Loss on settlement of swap which has been reclassified to Interest and securitization expenses.

The Statements are not intended to reflect the results of operations or the financial position that would have resulted had the Acquisition been effected on the dates indicated, or the results that may be obtained in the future. The Statements should be read in conjunction with the description of the Acquisition, the consolidated financial statements of SWP and AU referenced above, the short form prospectus of SWP dated February 7, 2007 and the preliminary short form prospectus dated April 3, 2007, the Circular of SWP dated November 24, 2006, the Notice of Extension and Variation of SWP dated January 31, 2007, the Notice of Extension and Variation of SWP dated March 7, 2007 and the Notice of Extension and Variation of SWP dated April 3, 2007.

2. ACQUISITION OF AGRICORE UNITED

a) SWP has offered to acquire (i) all of the outstanding AU Common Shares on the basis of $8.00 in cash and 0.95 of a common share of SWP ("SWP Shares") for each AU Common Share held and (ii) all of the outstanding AU Series A Preferred Shares on the basis of $24.00 in cash per AU Series A Preferred Share, plus any accrued and unpaid dividends to the date the AU Series A Preferred Shares are taken up.

Based on the assumptions described below, $26.8 million of cash will be paid to acquire the outstanding AU Series A Preferred Shares including accrued and unpaid dividends and 57.2 million SWP Shares will be issued, at an ascribed price of $8.53 per share, plus $481.5 million of cash will be paid to acquire the outstanding AU Common Shares, representing an aggregate value of $996.0 million, plus estimated transaction costs incurred by SWP of $14.4 million less interest earned on funds held in escrow of $1.2 million after income taxes of $0.6 million. To finance the cash portion of the offer to acquire AU Common Shares SWP has raised a total of $125.0 million of cash by issuing 15.75 million of subscription receipts, by way of private placement, and a total of $115.0 million of cash by issuing 14.20 million Class 1 Subscription Receipts pursuant to a public offering. In addition, SWP will raise a total of $275.4 million of cash by issuing 34.0 million Class 2 Subscription Receipts pursuant to a public offering. Proceeds not used in the cash portion of the offer to acquire AU Common Shares will be used for expenses related to the offerings and for general corporate purposes. The Statements assume the following:

(i) the total number of outstanding AU Common Shares is 60.2 million, including 1.0 million "in-the-money" stock options which would be exercised for proceeds of $8.7 million, as at January 31, 2007. All of these AU Common Shares will be acquired by SWP under the terms of SWP's offer to purchase AU Common Shares dated November 24, 2006, the Notice of Extension and Variation of SWP dated January 31, 2007, the Notice of Extension and Variation of SWP dated March 7, 2007 and the Notice of Extension and Variation of SWP dated April 3, 2007;

(ii) for purposes of calculating the purchase consideration used in the Statements, the price of SWP Shares to be issued is assumed to be $8.53, which represents the closing price of SWP Shares on the Toronto Stock Exchange on March 29, 2007 prior to the issuance of the press release on March 29, 2007 announcing the variation of the proposed Acquisition and the public offering of Class 2 Subscription Receipts. The actual ascribed price of the SWP Shares to be issued will be based on the actual measurement date of the Acquisition; and

(iii) SWP has raised $125.0 million of cash by issuing 15.75 million subscription receipts by way of private placement at a price per receipt of $7.938, each receipt entitling the holder, on the exchange thereof, to receive one SWP Share upon the initial take-up by SWP, at or before April 30, 2007, of AU Common Shares pursuant to the Acquisition. SWP has also raised $115.0 million of cash by issuing 14.20 million Class 1 Subscription Receipts pursuant to a public offering, including the exercise of the Underwriters' over-allotment option granted in connection with the public offering, at a price per receipt of $8.10, each receipt entitling the holder, on the exchange thereof, to receive one SWP Share upon the initial take-up by SWP, at or before April 30, 2007, of AU Common Shares pursuant to the Acquisition. On April 3, 2007 SWP obtained an extension of the date by which holders of the private placement subscription receipts, and will seek an extension of the date by which holders of Class 1 Subscription Receipts would otherwise be entitled to the return of an amount equal to the offering price of such subscription receipts, together with their pro rata share of the interest (if any) earned on such amount until May 31, 2007.

In addition, SWP will raise $275.4 million of cash by issuing 34.0 million Class 2 Subscription Receipts pursuant to a public offering, assuming no exercise of the Underwriters' over-allotment option granted in connection with the public offering, at a price per receipt of $8.10, each receipt entitling the holder, on the exchange thereof, to receive one SWP share upon the earlier to occur, at or before May 31, 2007 of (i) the initial take-up by SWP of AU Common Shares pursuant to the Acquisition or (ii) the receipt by SWP of a final order of a court of competent jurisdiction approving an arrangement pursuant to which, among other things, SWP will acquire all of the outstanding AU Common Shares. SWP may also raise an additional $41.3 million of cash by issuing 5.1 million additional Class 2 Subscription Receipts upon exercise of the Underwriters' over-allotment option under the public offering on the same terms at any time up to 30 days after the closing of the public offering of Class 2 Subscription Receipts.

b) For the purposes of the Statements, the Acquisition is accounted for using the purchase method of accounting.

	(Canadian $ in millions)
Total purchase consideration	
Purchase price	
Cash for AU Series A Preferred Shares	$ 26.8
Cash for AU Common Shares	481.5
SWP Shares	487.7
	996.0
Estimated transaction costs — Note 2(c)	14.4
Interest on funds held in escrow, net of income taxes — Note 2(a)	(1.2)
	1,009.2
Net balance sheet assets acquired	
Carrying value of AU's net balance sheet assets prior to the Acquisition	591.5
Proceeds on conversion of "in-the-money" stock options	8.7
Estimated fair value adjustments, net of income taxes	(72.4)
Estimated fair value of net balance sheet assets acquired	527.8
Previously unrecognized SWP future tax assets	33.2
Less restructuring/integration costs, net of income taxes — Note 2(c)	(55.3)
	505.7
Goodwill	$ 503.5

The purchase price is allocated to balance sheet assets (including identifiable intangible assets arising from the Acquisition) and liabilities acquired based on their estimated fair value. Certain fair value adjustments to the AU balance sheet in connection with the Acquisition are described in Note 2(b)(i) to (v). The excess of the total purchase consideration over the estimated fair value of the net assets acquired, together with the capitalized costs, is allocated to goodwill.

The Statements exclude the financial impact of the consent agreement (the "Consent Agreement") with the Competition Bureau and the related Asset Purchase Agreement (the "Cargill Agreement") with Cargill Limited ("Cargill") as described in Note 4. The accounting and tax values associated with these transactions is not reasonably determinable as management did not have access to the detailed records of AU in preparing the Statements. The actual determination of value and allocation of the assets for accounting and tax purposes being purchased and sold pursuant to the Cargill Agreement will be determined as at the closing date by an independent business valuator in conjunction with management.

The estimated fair market value of AU's assets and liabilities was based on publicly available information. The actual adjustments will depend on a number of factors, including differences in accounting policies and practices, the measurement date of the Acquisition and changes in the market value of net balance sheet assets and operating results of AU between January 31, 2007 and the acquisition date. SWP expects to make such adjustments at the closing of the Acquisition. Such adjustments will affect the value of assets, liabilities or goodwill and any such adjustments may be material. The following fair market value adjustments have been made:

(i) Fair valuation of assets includes the elimination of AU's existing goodwill of $33.9 million.

(ii) As part of the fair value adjustments, AU's other long-term assets having a carrying value of $14.4 million have been reduced by $4.2 million. This reduction represents the deficit amount in one of AU's defined benefit pension plans.

(iii) As part of the fair value adjustments, AU's other long-term assets having a carrying value of $8.7 million have been reduced by $8.7 million. This reduction represents deferred system, varietal and product development costs as well as deferred risk and insurance costs.

(iv) As part of the fair value adjustments, AU's other long-term assets having a carrying value of $8.9 million have been reduced by $8.9 million. This reduction represents deferred financing costs.

(v) As part of the fair value adjustments, AU's long-term debt related to Cascadia Series B Notes having a carrying value of $42.5 million has been increased by $2.7 million. In addition, given the anticipated calling of the debt and treatment of the debt as current, the fair value of AU's long-term debt related to Term and Series A and B Notes, having a carrying value of $142.3 million, has been increased by $33.0 million related to change of control penalties. As a result of these change of control provisions which provide the lender with the right to declare any amounts outstanding to be immediately due and payable, a total of $314.0 million of long-term debt, including the Term and Series A and B Notes, has been reclassified to long-term debt due within one year.

c) As a result of the Acquisition, AU will incur estimated costs of $55.3 million after income taxes of $27.3 million. These costs will be included as part of the total acquisition costs. The total acquisition costs include $24.0 million related to a termination payment to James Richardson International ("JRI"), which has been reflected as being paid out of cash and cash equivalents. The remainder of the acquisition costs are included in Accounts Payable and accrued liabilities. The estimated transaction costs of $14.4 million incurred by SWP are included in the purchase consideration — see Notes 2(a) and 2(b). As of January 31, 2007 a total of $2.9 million in transaction costs have been incurred.

Estimated transition costs to be incurred by SWP are $21.5 million after income taxes of $10.6 million. These costs will be recorded as an expense in the consolidated statement of earnings of SWP or capitalized and amortized following the completion of the Acquisition. The impact of this charge, as well as any financing costs which may occur upon refinancing of AU debt, are excluded from the pro forma consolidated statement of earnings.

d) The 1.1 million AU Series A Preferred Shares will be purchased at the callable value of $24 per share for total cash consideration of $26.8 million including any accrued and unpaid dividends.

e) The AU Common Shares, shareholders' retained earnings, contributed surplus and accumulated other comprehensive income have been eliminated to reflect the effect of the Acquisition. Dividends payable to former AU common shareholders have been reclassified to Accounts payable and accrued liabilities.

f) As a result of the Acquisition, SWP will incur estimated costs of $3.5 million related to the costs of qualifying and issuing SWP Shares in exchange for AU Common Shares. In addition, SWP will incur estimated costs of $13.0 million after income taxes of $6.4 million related to the funds raised through a private placement and public offering of Class 1 Subscription Receipts, including the exercise of the Underwriters' over-allotment option granted in connection with the Class 1 Subscription Receipts public offering, as well as the public offering of Class 2 Subscription Receipts, assuming no exercising of the Underwriter's over-allotment option granted in connection with the Class 2 Subscription Receipts public offering. These costs will be recorded as a charge to retained earnings in accordance with SWP's accounting policy. As of January 31, 2007 a total of $3.0 million in share issuance costs have been incurred.

g) As a result of the Acquisition, it is more likely than not that SWP will be able to realize $33.2 million of its own pre-existing future tax assets that had previously been subject to a valuation allowance.

The pro forma consolidated statement of earnings for the six months ended January 31, 2007 and for the year ended July 31, 2006 incorporates the following adjustments:

h) The elimination of inter-company revenue related to an investment in Western Co-operative Fertilizer Limited ("WCFL"), such that the remaining revenue on SWP's consolidated statement of earnings from WCFL would be the non-member business.

i) The elimination of interest on AU's convertible debentures and the related income tax expense as if AU's convertible debentures had been converted or acquired as contemplated in SWP's Take-Over Bid Circular dated November 24, 2006, effective August 1, 2005.

j) The elimination of stock-based compensation expense and the related income tax expense if the Acquisition had occurred as at August 1, 2005.

3. EARNINGS PER SHARE

Pro forma basic earnings per SWP Share for the six months ended January 31, 2007 and for the year ended July 31, 2006 have been calculated based on the estimated weighted average number of SWP Shares on a pro forma basis, as described below:

a) The weighted average number of SWP Shares outstanding is 90.3 million for the six months ended January 31, 2007 and 84.3 million for the year ended July 31, 2006.

b) The pro forma weighted average number of SWP Shares outstanding after giving effect to the Acquisition is 211.4 million for the six months ended January 31, 2007 and 205.5 million for the year ended July 31, 2006. The weighted average number of SWP Shares outstanding reflects the issuance of the 121.1 million SWP Shares as described in Note 2(a).

4. COMPETITION BUREAU CONSENT AGREEMENT / CARGILL PURCHASE AND SALES AGREEMENT

SWP announced on March 28, 2007 that it had entered into a Consent Agreement with the Competition Bureau in connection with the offers. To address issues identified by the Competition Bureau, the Consent Agreement requires the sale by SWP of nine AU country grain handling and marketing facilities and one Vancouver port terminal should SWP's offer for AU succeed.

In order to satisfy its obligations under the Consent Agreement, SWP entered into the Cargill Agreement. Pursuant to the Cargill Agreement, Cargill has agreed to purchase the nine country grain handling and marketing facilities currently owned by AU and slated for divestiture as well as 100% of SWP's Vancouver port terminal on the north shore (the "North Shore Terminal"). In consideration therefor, Cargill has agreed to sell to SWP its 50% ownership interest in the Cascadia Port Terminal, jointly operated with AU, which owns the remaining 50% interest, and to make an equalization payment to SWP of $70.0 million, plus amounts related to inventory held in the country grain handling facilities and other closing adjustments.

The completion of the transactions contemplated by the Cargill Agreement (the "Cargill Transaction") are subject to the Offers being successful and other customary conditions to closing, including receipt by Cargill of consent from the applicable Minister under the *Investment Canada Act* and receipt by the parties of any applicable consents from the Vancouver Port Authority with respect to the effective assignment of the leases affected by the Cargill Agreement and the change of control of Agricore. Pursuant to the Consent Agreement, SWP cannot take up any AU Common Shares until SWP has obtained written confirmation from the Vancouver Port Authority that it will recommend to its board of directors that it grant such authorizations or consents required to complete the Cargill Transaction. The closing of the Cargill Transaction is expected to occur 15 days following the date on which SWP acquires all of the outstanding AU Shares.

Pursuant to the Cargill Agreement and the Consent Agreement, SWP will be required to unwind its interim operating joint venture with JRI at the North Shore Terminal. Arrangements in this regard are subject to regulatory approval and SWP and JRI are currently operating the joint venture pursuant to an interim consent agreement between the Commissioner, JRI and SWP that has been registered with the federal competition tribunal.

SWP and Cargill have also agreed to enter into a five-year terminal handling agreement under which Cargill will handle, through their newly acquired port facility, up to 700,000 metric tonnes annually of SWP originated products. Cargill will pay SWP a handling fee for each tonne handled. The terminal handling agreement may at Cargill's option be extended for up to 600,000 metric tonnes annually for an additional five year period. These transactions are subject to SWP's offer to acquire AU being successful.

The Statements do not reflect the accounting and tax impact resulting from the acquisition by SWP of a partnership interest in the Cascadia Port Terminal or the sale by SWP of nine AU country grain handling and marketing facilities and one Vancouver port terminal. With respect to the nine AU country grain handling and marketing facilities to be sold to Cargill, management did not have access to the detailed records of AU to reasonably determine the carrying value and related tax values and the sales and related expenses associated with these facilities. Accordingly, no adjustment has been made to the Pro Forma Statements of Consolidated Earnings for sales and expenses associated with these facilities and no adjustment has been made to the estimated goodwill included in the Pro Forma Consolidated Balance Sheet to reflect the adjustments to property, plant and equipment and future income taxes that will ultimately be determined when management has access to all pertinent information. On disposition of the nine facilities to Cargill no gain or loss will ultimately be recorded by SWP. In addition, accounting for each of the purchase and sale transactions will ultimately depend on a determination of value and an allocation to each of the assets. The actual determination of value and allocation of the assets for accounting and tax purposes being purchased and sold pursuant to the Cargill Agreement will be determined as at the closing date by an independent business valuator in conjunction with management.

THE DEPOSITARY FOR THE OFFERS IS:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail

COMPUTERSHARE INVESTOR SERVICES INC.
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Attention: Corporate Actions

By Registered Mail, by Hand or by Courier

Toronto:

COMPUTERSHARE INVESTOR SERVICES INC.
100 University Avenue
9th Floor
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions

Calgary:

COMPUTERSHARE INVESTOR SERVICES INC.
530 – 8th Avenue S.W.
Suite 600
Calgary, Alberta T2P 3S8
Attention: Corporate Actions

Toll Free: 1-888-344-2793 (North America)
E-mail: corporateactions@computershare.com

THE INFORMATION AGENT FOR THE OFFERS IS:

KINGSDALE
SHAREHOLDER SERVICES INC.

The Exchange Tower
Suite 2950, Box 361
130 King Street West
Toronto, Ontario M5X 1E2

Toll Free: 1-866-301-3454 (North America)
Email: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Banks and Brokers Call Collect: 416-867-2272

THE DEALER MANAGER FOR THE OFFERS IS:

GENUITY CAPITAL MARKETS

P.O. Box 1007
Suite 4900
40 King Street West
Toronto, Ontario M5H 3Y2
Phone: (416) 687-5404
Fax: (416) 687-5338

Any questions and requests for assistance may be directed by Shareholders of Agricore to the Depositary, the Dealer Manager or the Information Agent at the telephone numbers and locations set out above.

END